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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

NetSuite Inc.
(Name of Subject Company)

NetSuite Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

64118Q107
(CUSIP Number of Class of Securities)

Douglas P. Solomon
Senior Vice President, General Counsel & Secretary
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403
(650) 627-1000
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:
Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐
Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is NetSuite Inc., a Delaware corporation ("NetSuite"). The address of NetSuite's principal executive office is 2955 Campus Drive, Suite 100, San Mateo, California 94403. The telephone number of NetSuite's principal executive office is (650) 627-1000.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this "Schedule 14D-9") relates is NetSuite's common stock, par value $0.01 per share (the "Shares"). As of August 8, 2016, there were 81,007,997 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address

        The name, business address and business telephone number of NetSuite, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the caption "Item 1: Subject Company Information—Name and Address," which information is incorporated herein by reference. NetSuite's website address is www.netsuite.com. The information on NetSuite's website is not considered a part of this Schedule 14D-9.

Tender Offer and Merger

        This Schedule 14D-9 relates to the cash tender offer (the "Offer") by Napa Acquisition Corporation, a Delaware corporation ("Purchaser"), a subsidiary of OC Acquisition LLC, a Delaware limited liability company ("Parent"), a subsidiary of Oracle Corporation, a Delaware corporation ("Oracle"), to purchase all of the issued and outstanding Shares at a price per Share equal to $109.00 (the "Offer Price"), net to the seller in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the "Schedule TO"), filed by Oracle, Parent and Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on August 18, 2016, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 28, 2016 (as it may be amended or supplemented from time to time, the "Merger Agreement"), among NetSuite, Parent, Purchaser and, solely for certain limited purposes, Oracle. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, captioned "The Merger Agreement; Other Agreements," of the Offer to Purchase. The Merger Agreement provides, among other things, that upon its terms and subject to the conditions set forth therein and pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL"), as soon as practicable (and, in any event, within two business days) after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all conditions to the Merger, Purchaser will merge with and into NetSuite (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"), with

NetSuite surviving as a subsidiary of Oracle (the "Surviving Corporation"). Because the Merger will be effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. NetSuite does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the "Effective Time"), each Share (other than (1) Shares that are held by NetSuite as treasury stock or owned by Parent, Purchaser, Oracle or any subsidiary of NetSuite; and (2) Shares held by stockholders who validly exercise appraisal rights under DGCL with respect to such Shares) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable taxes required to be withheld (the "Merger Consideration"). As a result of the Merger, the Shares will cease to be publicly held and NetSuite will become a subsidiary of Oracle.

        Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on August 18, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight, Eastern time, at the end of the day on September 15, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

        The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        Parent has formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, entry into the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase, the business address and telephone number of Parent, Purchaser and Oracle are 500 Oracle Parkway, Redwood Shores, California 94065, (650) 506-7000.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of NetSuite, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between NetSuite or its affiliates, on the one hand, and (1) NetSuite's executive officers, directors or affiliates; or (2) Oracle, Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

NetSuite Restricted Holdings LLC

        See the second and third paragraphs of the section of this Schedule 14D-9 captioned "Item 4. The Solicitation or Recommendation—Recommendation of the NetSuite Board—Background of the Transactions" for information regarding NetSuite Restricted Holdings LLC ("NRH"). These paragraphs are incorporated herein by reference.

Arrangements between NetSuite, Parent, Purchaser and Oracle

Merger Agreement

        The Merger Agreement governs the contractual rights among NetSuite, Parent, Purchaser and, solely for certain limited purposes, Oracle, in relation to the Offer, the Merger and the Transactions. The Merger Agreement is not intended to provide any other factual information about NetSuite, Parent, Purchaser or Oracle. The Merger Agreement has been filed as Exhibit (e)(1) to this Schedule

14D-9 and is incorporated herein by reference to provide NetSuite's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about NetSuite, Parent, Purchaser or Oracle found in NetSuite's or Oracle's public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of the dates specified therein; (2) were solely for the benefit of the parties to the Merger Agreement; and (3) are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by NetSuite to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

        Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among NetSuite, Parent, Purchaser and Oracle. Certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about NetSuite, Parent, Purchaser or Oracle. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants, or any descriptions thereof, as characterizations of the actual state of facts or the actual condition of NetSuite, Parent, Purchaser, Oracle or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

        A summary of the Merger Agreement is contained in Section 11, captioned "The Merger Agreement; Other Agreements," of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties' respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

        Oracle and NetSuite entered into a confidentiality agreement with an effective date of May 5, 2016 (as amended and restated on July 20, 2016, the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, Oracle and NetSuite agreed that, subject to certain exceptions, certain non-public, confidential or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving NetSuite or its stockholders will not be disclosed or used for any other purpose.

        This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

        The Transactions Committee (as defined below), on behalf of NetSuite, and the Special Committee (as defined below), on behalf of Oracle, entered into an exclusivity agreement, dated as of July 15, 2016 (the "Exclusivity Agreement"), whereby, in connection with discussions regarding a possible transaction between NetSuite and Oracle and the requirement to expend a substantial amount of time and resources to evaluate such transaction, NetSuite and Oracle agreed that, from July 15, 2016 through the earlier of (1) July 28, 2016, and (2) the date on which the Special Committee of the Board of Directors of Oracle (the "Special Committee"), or its financial or legal advisors, communicated to NetSuite that it is no longer willing to pursue a proposed transaction at a purchase price per Share of at least $109.00, NetSuite and its representatives would (a) terminate any existing discussions or negotiations with a third party relating to a Third Party Acquisition (as defined in the Exclusivity Agreement); and (b) not, and would not permit its representatives to, directly or indirectly, (i) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition; or (ii) disclose any nonpublic information relating to NetSuite, or afford access to the properties, books or records of NetSuite, to any other person or entity that may be considering a Third Party Acquisition.

        This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

        Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements, dated as of July 28, 2016 (the "Tender and Support Agreements"), with Zachary Nelson, Evan Goldberg, James McGeever, Ronald Gill and NRH (each, a "Supporting Stockholder"). Including Shares that may be issued under NetSuite Compensatory Awards that are exercisable for or may become vested and settled for Shares within 60 days of July 28, 2016, the Supporting Stockholders collectively beneficially owned 35,291,317 Shares as of July 28, 2016 (or approximately 43.4% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders' percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of July 28, 2016).

        The Tender and Support Agreements provide that, no later than three business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares that such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the "Subject Shares"). The Tender and Support Agreements also provide that, during the period from the date of the Tender and Support Agreements until the earliest to occur of (1) the date the Merger Agreement is validly terminated; (2) the Effective Time; or (3) except with respect to NRH, the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the Offer Price or changes the form of consideration payable thereunder to such Supporting Stockholder (such period, the "Support Period"), the Supporting Stockholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the applicable Tender and Support Agreement), and that Parent is appointed as the Supporting Stockholders' attorney-in-fact and proxy to vote the Subject Shares.

        Pursuant to its Tender and Support Agreement, NRH agreed that, if the Board of Directors of NetSuite (the "NetSuite Board"), upon the recommendation of the Transactions Committee (as defined below), terminates the Merger Agreement to accept a superior proposal from a third party (a "Superior Transaction") (or, if thereafter (in one or more iterations) the NetSuite Board terminates the definitive agreement for such Superior Transaction and accepts an alternative Superior Transaction), it will support the then-applicable Superior Transaction if it is supported by the holders of a majority of the Shares not beneficially owned by (1) the executive officers or directors of NetSuite and their affiliates; (2) NRH, Lawrence J. Ellison, David Ellison and Margaret Ellison (and their respective affiliates who beneficially own Shares) (collectively, the "LJE Parties"); or (3) the ultimate parent entity of the purchaser in such Superior Transaction. NetSuite and any purchaser in a Superior Transaction are each express third party beneficiaries with express rights of enforcement of the Tender and Support Agreement with NRH.

        The summaries of the Tender and Support Agreements contained in Section 11, under the caption "The Merger Agreement; Other Agreements," of the Offer to Purchase are incorporated herein by reference. Such summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, which are filed as Exhibits (e)(4) and (e)(5) to this Schedule 14D-9 and are incorporated herein by reference.

Beneficial Ownership of Shares by Oracle

        According to the Schedule TO, as of August 18, 2016, none of Parent, Purchaser or Oracle beneficially owned any Shares, except for Shares that may be deemed beneficially owned by them by virtue of the Tender and Support Agreements.

Arrangements with Current Executive Officers and Directors of NetSuite

Overview

        In considering the recommendation of the NetSuite Board set forth under the caption "Item 4. The Solicitation or Recommendation—Recommendation of the NetSuite Board," NetSuite's stockholders should be aware that certain executive officers and directors of NetSuite may be considered to have interests in the Transactions that may be different from, or in addition to, those of NetSuite's stockholders generally. The NetSuite Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that NetSuite's stockholders accept the Offer and tender their Shares in the Offer.

        The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between NetSuite and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) NetSuite's 1999 Stock Plan (the "1999 Plan"), NetSuite's 2007 Equity Incentive Plan (the "2007 Plan"), NetSuite's 2016 Equity Incentive Plan (the "2016 Plan" and, together with the 1999 Plan and the 2007 Plan, the "NetSuite Stock Plans") and NetSuite's 2015 Employee Stock Purchase Plan (the "ESPP"); (3) the award agreements governing NetSuite Compensatory Awards (as defined below) held by NetSuite's executive officers and directors; (4) NetSuite's 2008 Executive Bonus Plan (the "Executive Bonus Plan"); (5) NetSuite's Equity Award Grant Policy; (6) the severance and change of control agreements with the executive officers (each, a "Severance Agreement"); and (7) the waiver agreements with the executive officers of NetSuite that amend their Severance Agreements (each, a "Severance Agreement Waiver"). For further information with respect to the arrangements between NetSuite and its named executive officers, see the information included under the caption "—Arrangements with Current Executive Officers and Directors of NetSuite—Golden Parachute Compensation." The 1999 Plan, the 2007 Plan, the Executive Bonus Plan, the ESPP, the 2016 Plan, the Severance Agreements and a form of the Severance Agreement Waiver are filed as Exhibits (e)(8) through (e)(18) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

        If NetSuite's executive officers and directors were to tender any Shares that they beneficially own pursuant to the Offer, under the terms of the Merger Agreement they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of NetSuite. As of August 8, 2016, the executive officers and directors of NetSuite set forth in the "Table of Equity

Related Payments" below beneficially owned, in the aggregate, 3,519,025 Shares (excluding for this purpose Shares underlying NetSuite Compensatory Awards, which are set forth separately in the "Table of Equity Related Payments" below). If the executive officers and directors were to tender all 3,519,025 Shares beneficially owned by them as of August 8, 2016, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $383,573,725 in cash, without interest and subject to any withholding taxes. As indicated below, to the knowledge of NetSuite, each executive officer and director of NetSuite currently intends to tender all of his or her Shares in the Offer.

Effect of the Offer and the Merger Agreement on Company Compensatory Awards and the ESPP

        The discussion below describes the treatment of NetSuite Compensatory Awards under the Merger Agreement, assuming that there is no right to change in control benefits under the award agreements evidencing NetSuite Compensatory Awards, which are discussed separately below under the sections captioned "—Arrangements with Current Executive Officers and Directors of NetSuite—Agreements or Arrangements with Executive Officers of NetSuite" and "—Arrangements with Current Executive Officers and Directors of NetSuite—Agreements or Arrangements with Directors of NetSuite."

  NetSuite Compensatory Awards

        The Merger Agreement provides that at the Effective Time, the unvested portion of each (1) option to purchase Shares (a "NetSuite Stock Option"); (2) Share of restricted stock ("NetSuite Restricted Stock"); (3) award of restricted stock units of NetSuite ("NetSuite RSUs"); and (4) award of performance shares or performance share units of NetSuite ("NetSuite Performance Awards," and together with NetSuite Stock Options, NetSuite Restricted Stock and NetSuite RSUs, the "NetSuite Compensatory Awards") that is outstanding immediately prior to the Effective Time and that is held by a person who is an employee of NetSuite or any of its subsidiaries immediately prior to the Effective Time, will be assumed by Oracle and converted automatically at the Effective Time into an option, share of restricted stock, restricted stock unit, performance share or performance unit, as the case may be, denominated in shares of Oracle common stock and subject to terms and conditions substantially identical to those in effect at the Effective Time (the "Assumed NetSuite Awards"), except that: (1) the number of shares of Oracle common stock that will be subject to each such Assumed NetSuite Award will be determined by multiplying the number of Shares subject to such Assumed NetSuite Award by a fraction (the "Award Exchange Ratio"), the numerator of which is the Offer Price and the denominator of which is the average closing price of Oracle common stock on the New York Stock Exchange over the five trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share); and (2) the exercise price or purchase price per Share of each such Assumed NetSuite Award, if any, will equal (a) the per Share exercise or purchase price of each such Assumed NetSuite Award divided by (b) the Award Exchange Ratio (rounded upwards to the nearest whole cent).

        At the Effective Time, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the Transactions) of each NetSuite Compensatory Award that is outstanding immediately prior to the Effective Time (each such award, a "Cashed Out Compensatory Award") will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished in exchange for an amount in cash equal to the product of (1) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the Effective Time; and (2) the Offer Price less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation. Any Cashed Out Compensatory Award that has an exercise or purchase price equal to or greater than the Offer Price will be cancelled without any consideration.

        Any performance metrics relating to any NetSuite Performance Award that, immediately prior to the Effective Time, remain subject to the achievement of such performance metrics either will be (1) deemed achieved at target levels as of immediately prior to the Effective Time; or (2) with respect to the awards of performance shares granted under the 2007 Plan in April 2016 (the "2016 Performance Share Awards"), treated in accordance with the applicable award agreement. Any NetSuite Performance Awards that are deemed achieved at target levels pursuant to clause (1) will then be subject to vesting based on continued service with NetSuite, Parent, Oracle, or their respective subsidiaries through (a) with respect to awards (or portion thereof) that would vest upon completion of the performance period, the end of the performance period to which the applicable performance metrics relate; or (b) with respect to awards (or portion thereof) that were scheduled to vest following the completion of the performance period, the scheduled vesting dates applicable to such awards. The unvested portion of each NetSuite Compensatory Award that is outstanding immediately prior to the Effective Time and that is held by a person who is not an employee of NetSuite or any of its subsidiaries as of immediately prior to the Effective Time will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished for no consideration paid for it.

  NetSuite Stock Plans

        At the Effective Time, NetSuite Stock Plans pursuant to which any Assumed NetSuite Awards have been granted will be assumed by Oracle.

  ESPP

        After July 28, 2016, no new participants will be admitted into the ESPP, and no participant may increase his or her payroll deduction percentages or purchase elections under the ESPP. No new offerings in the ESPP may be made after July 28, 2016. No later than five calendar days before the Offer expires, the ESPP will terminate (subject to the closing of the Merger) and each outstanding purchase period under the ESPP then in progress will terminate, and each participant's accumulated contributions to the ESPP will be used to purchase Shares as of such time in accordance with the terms of the ESPP (and any funds that remain in participants' account after such purchase shall be returned to the applicable participants).

  Table of Equity Related Payments

        The following table sets forth the approximate amount of the payments that each of NetSuite's directors and executive officers is entitled to receive in connection with the consummation of the Transactions pursuant to their Shares and Cashed Out Compensatory Awards held as of August 8, 2016.

Name	Shares Held (#) (1)	Value of Shares Held ($)(2)	Shares Underlying Vested NetSuite Compensatory Awards (#)(3)	Value of Shares Underlying Vested NetSuite Compensatory Awards ($)(4)	Shares Underlying Accelerating NetSuite Compensatory Awards (#) (5),(6)	Value of Shares Underlying Accelerating NetSuite Compensatory Awards ($)(7)	Aggregate Value for Equity ($)
Zachary Nelson	787,539	85,841,751	112,510	2,438,771	4,286	467,174	88,747,696
Evan Goldberg	1,983,730	216,226,570	45,810	906,775	7,143	778,623	217,911,968
James McGeever	662,022	72,160,398	95,641	2,037,431	7,143	778,623	74,976,452
Ronald Gill	18,494	2,015,846	44,374	956,315	4,286	467,174	3,439,335
Marc Huffman	0	0	26,703	891,179	2,857	311,449	1,202,628
Douglas Solomon	10,190	1,110,710	25,376	597,367	2,857	311,449	2,019,526
Michael Forman	3,049	332,341	639	4,083	857	93,413	429,837
William Beane III	9,896	1,078,664	321	9,871	6,089	387,244	1,475,779
Deborah Farrington	8,510	927,590	321	9,871	6,089	387,244	1,324,705
Steven J. Gomo	6,925	754,825	321	9,871	6,089	387,244	1,151,940
Catherine R. Kinney	9,453	1,030,377	321	9,871	6,089	387,244	1,427,492
Kevin Thompson	7,044	767,796	321	9,871	6,089	387,244	1,164,911
Edward Zander	12,173	1,326,857	321	9,871	6,089	387,244	1,723,972

(1)
The numbers shown (a) include any NetSuite Compensatory Awards that are scheduled to vest and settle on or prior to August 8, 2016; (b) assume that any NetSuite Stock Options that are currently vested or are scheduled to vest on or prior to such date will not be exercised; and (c) exclude any NetSuite Restricted Stock that remains unvested as of such date. The numbers shown also include (1) 787,539 Shares held in the name of the Zachary Nelson & Elizabeth Horn Trust; (2) 1,852,481 Shares held in the name of the Evan Goldberg and Cynthia Goldberg Trust; and (3) 12,173 Shares held in the name of the Edward Zander & Mona Zander Trust.

(2)
The values equal the corresponding number of Shares in the "Shares Held" column multiplied by the Offer Price.

(3)
The numbers shown are the number of Shares underlying NetSuite Compensatory Awards that are outstanding, vested and unsettled as of August 8, 2016, before taking into account any vesting acceleration described in footnotes 5 and 6.

(4)
The values equal the corresponding number of Shares in the "Shares Underlying Vested NetSuite Compensatory Awards" column multiplied by (a) the Offer Price less (b) the per share exercise or purchase price for such Shares, if any.

(5)
Assumes that all outstanding 2016 Performance Share Awards held by NetSuite's executive officers outstanding as of August 8, 2016, will be earned at maximum levels (200% of target), and represents the number of such earned performance shares that will vest (or be treated as vested) as of as of August 8, 2016.

(6)
Assumes that the vesting of all outstanding NetSuite Compensatory Awards held by NetSuite's non-employee directors outstanding as of August 8, 2016, will be accelerated in full as of August 8, 2016. The numbers shown represent 3,533 Shares underlying NetSuite Stock Options and 2,556 Shares underlying NetSuite RSUs held by each of the Company's non-employee directors.

(7)
The value was determined by multiplying the corresponding number of Shares in the "Shares Underlying Accelerating NetSuite Compensatory Awards" column by the (a) Offer Price less (b) the per share exercise or purchase price for such Shares, if any.

Agreements or Arrangements with Executive Officers of NetSuite

  Severance Agreements

        NetSuite entered into Severance Agreements that require specific payments and benefits to be provided to its executive officers in the event of termination of employment. Pursuant to the Severance Agreements, upon an executive officer's termination by NetSuite (other than for Cause, or the executive's death or disability) or upon the executive officer's resignation from such employment for "Good Reason," in either case during the three months prior to and ending 12 months after a "Change of Control" (the "Change of Control Period"), then, subject to the executive officer executing a separation agreement and release of claims that becomes effective and the executive officer's compliance with certain non-solicitation covenants (and in the case of Messrs. Forman and Huffman, certain non-competition covenants that apply while he is not a permanent resident of California) during the specified period following the termination of the executive officer's employment (nine months for Messrs. Nelson, Goldberg, McGeever and Solomon and 12 months for Messrs. Forman, Gill and Huffman), the executive officer is entitled to the following severance:

  •
  a lump sum payment of 12 months of base salary;

  •
  a lump sum amount equal to the executive officer's target performance-based cash incentive for the year of termination, or, if greater, as in effect immediately prior to the Change of Control;

  •
  accelerated vesting for the executive officer's outstanding equity awards as follows:

  •
  with respect to Messrs. Nelson, McGeever, Goldberg and Solomon, accelerated vesting of 100% of the executive officer's outstanding equity awards;

  •
  with respect to Messrs. Forman, Gill and Huffman, in an amount equal to: (1) for service-based vesting awards, 100% acceleration; and (2) for performance-based vesting awards, 100% vesting at target levels, except that, with respect to Messrs. Forman and Huffman, if NetSuite estimated the likely achievement level for financial accounting purposes in the fiscal quarter ending immediately prior to the Change of Control, vesting based on such likely only to the extent achievement was estimated level;

  •
  all executive officers will have up to 12 months following the date of such termination to exercise any outstanding stock options, stock appreciation rights or similar equity awards, except any stock options, stock appreciation rights or similar equity awards granted to Messrs. Forman and Huffman prior to the effective date of his employment agreement shall be governed by the exercise limitations stated in the applicable agreement;

  •
  outplacement services for up to 12 months following such termination; and

  •
  health care premiums for medical, dental and vision benefits for the executive officer and his or her eligible dependents for up to 12 months following such termination.

        The consummation of the Transactions will constitute a "Change of Control" under the Severance Agreements.

        In the event that any payment to Messrs. Nelson, Goldberg or McGeever is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such executive officer will be entitled to receive an additional cash payment from us equal to the sum of the excise tax and all cumulative income taxes relating to the cash payment. In the event that any payment to Messrs. Forman, Gill, Huffman or Solomon would be subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such executive officer will receive such payment as would entitle him to receive the greatest after-tax benefit, even if it means NetSuite paying him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

        Under the Severance Agreements, the following definitions are used:

  •
  "Cause" means: (1) the executive officer's failure to devote sufficient time and effort to the performance of his or her duties; (2) the executive officer's continued failure to perform his or her employment duties; (3) the executive officer's repeated unexplained or unjustified absences from NetSuite; (4) the executive officer's material and willful violation of any federal or state law which if made public would injure the business or reputation of NetSuite; (5) the executive officer's refusal or willful failure to act in accordance with any specific lawful direction or order of NetSuite or stated written policy of NetSuite; the executive officer's commission of any act of fraud with respect to NetSuite; or (6) the executive officer's conviction of, or plea of nolo contendere to, a felony or a crime involving moral turpitude causing material harm to the standing and reputation of NetSuite, in each case as reasonably determined by NetSuite or the board of directors of NetSuite.

  •
  "Good Reason" means the executive officer's resignation within 30 days following the expiration of any company cure period following the occurrence of one or more of the following, without the executive officer's written consent: (1) the significant reduction of the executive officer's duties, authority, responsibilities, job title or reporting relationships relative to the executive officer's duties, authority, responsibilities, job title (except in the case of Mr. Huffman), or reporting relationships as in effect immediately prior to such reduction, or the assignment to the executive officer of such reduced duties, authority, responsibilities, job title, or reporting relationships, except that a reduction in position or responsibilities solely by virtue of a Change of Control shall not constitute "Good Reason"; (2) a reduction of more than five percent of the executive officer's base salary in any one year; (3) a reduction by more than 10 percent of the executive officer's target total annual cash compensation in any one year (which consists of the executive officer's base salary plus target performance-based cash incentive compensation); (4) the material change in the geographic location at which the executive officer must perform services (for these purposes, the relocation of the executive officer to a facility that is more than 25 miles from the executive officer's current employment location will be considered material); (5) the failure of NetSuite to obtain assumption of the Severance Agreement by any successor; and (6) the breach by NetSuite of a material provision of the Severance Agreement. For purposes of clause (1), the executive officer's duties, authority, responsibilities, job title and reporting relationships will be deemed to have been significantly reduced if the executive officer does not (a) hold at least the same title and position (including responsibility over at least the same functional areas as prior to the Change of Control) with NetSuite's business or the business with which such business is operationally merged or subsumed; or (b) remain a member of the executive officer management staff of NetSuite's business or the business with which such business is operationally merged or subsumed. The executive cannot resign for Good Reason without first providing NetSuite with written notice within 90 days of the event that the executive officer believes constitutes "Good Reason" specifically identifying the acts or omissions constituting the grounds for Good Reason and a reasonable cure period of not less than 30 days following the date of such notice.

  Severance Agreement Waivers

        In connection with the Transactions, NetSuite's executive officers each entered into a Severance Agreement Waiver that amends his Severance Agreement effective upon the closing of the Transactions. Pursuant to his Severance Agreement Waiver, each executive officer has agreed to waive any right to voluntarily terminate his employment for Good Reason (as defined in his Severance Agreement) pursuant to clause (1) of the "Good Reason" definition in his Severance Agreement for a period of 12 months following the closing date of the Transaction (the "Waiver Period"). In addition, if such executive officer's employment with NetSuite, Parent or any parent, subsidiary or affiliate of NetSuite or Parent (collectively, the "NetSuite Group") during the 12-month period following the closing of the Transactions is terminated as a result of his death or Disability (as defined in his Severance Agreement), he (or his personal representative or estate) will become entitled to receive the payments, vesting acceleration and benefits under his Severance Agreement for a qualifying termination during the Change of Control Period (the "Severance Benefits"), as described in the section captioned "—Agreements or Arrangements with Executive Officers of NetSuite—Severance Agreements." If such executive officer remains employed with the NetSuite Group through the completion of the Waiver Period, then he will be paid, issued and provided, as applicable, all the Severance Benefits (regardless of whether such individual remains employed with the NetSuite Group), except that he will not be entitled to any Severance Benefits relating to continued employee benefits and outplacement benefits under his Severance Agreement. Thereafter, other than such executive officer's right to exercise his outstanding stock options through the 12-month period (but in no event after the earlier of the original maximum term of such stock options or 10 years from the original grant date of such stock options) following ceasing to provide services with the NetSuite Group, he will have no continuing rights or entitlements, and no member of the NetSuite Group will have any continuing obligations to him under his Severance Agreement, and such Severance Agreement will terminate.

  2016 Performance Share Awards

        In April 2016, NetSuite granted 2016 Performance Share Awards to the executive officers, with the number of performance shares under each such 2016 Performance Share Award that will become eligible to vest to be determined based on how the Total Shareholder Return ("TSR") of NetSuite during the performance period (beginning on April 1, 2016, and ending on March 31, 2019) compares to the TSRs of both (1) the companies that are in the S&P Software & Services Select Industry Index (the "Index") or any successor index thereto as of the beginning of the performance period; and (2) either (a) the companies that are in the Index as of the end of the performance period or an adjusted performance period, as applicable; or (b) if the Index is not in existence at such time with no successor index, then the companies that were in the Index immediately before the Index ceased to exist and whose securities are actively traded on a nationally recognized stock exchange as of the end of the performance period or an adjusted performance period, as applicable (the "Indexed Companies") during such performance period. Any of the executive officer's performance shares that become eligible to vest are scheduled to vest on May 15, 2019, subject to the executive officer's continued service with NetSuite or any parent or subsidiary of NetSuite through such date.

        However, if a Change in Control (as defined in the 2007 Plan) occurs before the last day of the performance period, then the Compensation Committee will certify in writing the extent to which the TSR metric is achieved immediately prior to the Change in Control, and upon such Change in Control, the performance shares that have become eligible to vest will be scheduled to vest according to the following schedule: 1/12th of such performance shares will vest (or be treated as vested) on the last day of every third month after March 2016 (with the first such vesting date occurring on June 30, 2016), in each case subject to the executive officer's continued service with NetSuite or any parent or subsidiary of NetSuite through the applicable vesting date.

        The consummation of the Transactions will constitute a "Change in Control" under the 2016 Performance Share Awards.

        The vesting acceleration provisions in the Severance Agreements and Severance Agreement Waivers apply to the 2016 Performance Share Awards.

Agreements or Arrangements with Directors of NetSuite

        NetSuite's Equity Award Grant Policy provides that, in the event of a "Change in Control," (1) each non-employee director will fully vest in and have the right to exercise his or her options and stock appreciation rights as to all of the Shares underlying such equity awards; (2) all restrictions on his or her restricted stock and restricted stock units will lapse; and (3) with respect to his or her performance units and performance shares, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. For purposes of the Equity Award Grant Policy, "Change in Control" has the meaning ascribed to it in (1) the 2007 Plan, for NetSuite Compensatory Awards granted prior to the most recent amendment; or (2) the 2016 Plan, for NetSuite Compensatory Awards granted thereunder.

        The consummation of the Transactions will constitute a "Change in Control" under the Equity Award Grant Policy.

        In connection with their service on the Transactions Committee (as defined below), the NetSuite Board approved the payment of $50,000 to each of the members of the Transactions Committee (other than the chairman) and $75,000 to the chairman of the Transactions Committee.

Effect of Merger Agreement on Employee Benefits

        The Merger Agreement requires NetSuite to terminate its 401(k) plan effective as of the business day immediately prior to the Effective Time, unless otherwise directed by Parent at least five business days before the Effective Time.

        From and after the closing of the Merger (the "Closing Date"), Parent will use reasonable efforts to cause the service of each employee who is continuing employment with NetSuite or any of its subsidiaries following the Effective Time (a "Continuing Employee") to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under the applicable compensation, vacation, fringe or other welfare benefit plans, programs, or arrangements (excluding any sabbatical or equity compensation plans, programs, agreements or arrangements) of Oracle, Parent, the Surviving Corporation or any of their respective affiliates, (the "Parent Benefit Plans") in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such Continuing Employee for such purposes under a comparable plan, program, or arrangement of NetSuite immediately prior to the Closing Date and to the extent such credit would not result in a duplication of benefits.

        In addition, from and after the Closing Date, Parent will use reasonable efforts to cause each Parent Benefit Plan that is an "employee welfare benefit plan" (within the meaning of the Employee Retirement Income Security Act of 1974, as amended) in which any Continuing Employee is or becomes eligible to participate to (1) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such provisions would not have applied or would have been waived under the corresponding plan, program or arrangement of NetSuite in which such Continuing Employees participated immediately before such Continuing Employees started participating in such Parent Benefit Plan, except that (a) such limitations for any long-term disability and life insurance benefits and coverage will be waived solely to the extent permitted under the terms and conditions of Parent's applicable insurance contracts in effect as of the Closing Date; and (b) to the extent such benefit coverage includes eligibility conditions based on periods of employment, the treatment described in the previous paragraph will control; and (2) provide Continuing Employees and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year, and prior to the date, such Continuing Employees commence participation in such Parent Benefit Plan in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable plan, program, or arrangement of NetSuite.

        As of the date of this Schedule 14D-9, other than as set forth under the caption "—Arrangements with Current Executive Officers and Directors of NetSuite—Agreements or Arrangements with Executive Officers of NetSuite," no members of NetSuite's current management have entered into any agreement, arrangement or understanding with Oracle, Parent, Purchaser, or their affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, other than as set forth under the caption "—Arrangements with Current Executive Officers and Directors of NetSuite—Agreements or Arrangements with Executive Officers of NetSuite," no discussions have occurred between members of NetSuite's current management and representatives of Oracle, Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain other members of NetSuite's current management team will enter into arrangements with Oracle, Parent, Purchaser or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Oracle, as of the date of this Schedule 14D-9, no discussions have occurred between members of NetSuite's current management and representatives of Oracle, Parent, Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Indemnification and Insurance

        Pursuant to the terms of the Merger Agreement, NetSuite's directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section captioned "—Arrangements with Current Executive Officers and Directors of NetSuite—Effect of the Merger on Director and Officer Indemnification and Insurance."

Golden Parachute Compensation

  Background

        In this Schedule 14D-9, NetSuite is required to disclose any agreement or understanding, whether written or unwritten, between NetSuite's named executive officers (Messrs. Nelson, Goldberg, McGeever, Gill and Huffman) and NetSuite or Oracle concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. NetSuite has entered into the Severance Agreements, the Severance Agreement Waivers and award agreements evidencing the 2016 Performance Share Awards, each of which provide for change in control benefits to the named executive officers. The terms and conditions of these agreements are described under the captions "—Arrangements with Current Executive Officers and Directors of NetSuite—Agreements or Arrangements with Executive Officers of NetSuite—Severance Agreements and Severance Agreement Waivers" and "—Arrangements with Current Executive Officers and Directors of NetSuite—Agreements or Arrangements with Executive Officers of NetSuite—2016 Performance Share Awards," and are incorporated herein by reference.

Aggregate Amounts of Potential Compensation

        The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of NetSuite that is based upon or otherwise related to the Transactions.

        For purposes of calculating the potential payments set forth in the table below, NetSuite has assumed (1) that the consummation of the Transactions occurs on August 18, 2016; (2) that each named executive officer terminates his employment with NetSuite triggering severance payments and benefits on the date immediately following the Effective Time; (3) the maximum achievement (200%) of the performance-based vesting component of the 2016 Performance Share Awards; and (4) that pursuant to the Severance Agreements, 100% of the unvested portion of NetSuite Compensatory Awards held by each named executive officer accelerates and vests in connection with the termination of his employment. For purposes of clause (4), any performance metrics for any NetSuite Performance

Award will be deemed achieved at target levels as of August 18, 2016. For additional details regarding the terms of the payments quantified below, see the section captioned "—Agreements or Arrangements with Executive Officers of NetSuite." The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual's termination of employment can only be determined at the actual time of such termination.

Name	Cash ($)(1)	Equity ($)(2)(3)	Perquisites/ Benefits ($)(4)	Total ($)(5)(6)
Zachary Nelson	1,150,000	58,659,130	33,843	59,842,943
Evan Goldberg	637,500	36,303,210	36,547	36,977,257
James McGeever	950,000	42,290,396	36,547	43,276,943
Ronald Gill	632,400	23,809,114	33,843	24,475,357
Marc Huffman	658,000	14,882,013	33,843	15,573,856

(1)
Under his Severance Agreement and Severance Agreement Waiver, each named executive officer who experiences a qualifying termination or remains employed with NetSuite Group through the completion of the Waiver Period will receive, subject to the terms and conditions of the Severance Agreement, a lump-sum cash severance payment in an aggregate amount equal to the sum of 12 months of such named executive officer's base salary and 100% of such named executive officer's target performance based cash incentive annual bonus for the year of termination, or, if greater, as in effect immediately prior to the change of control. This payment is a double-trigger arrangement and is conditioned on the applicable named executive officer timely signing and not revoking a general release of claims in NetSuite's favor as well as the named executive officer continuing to comply with the non-solicitation covenants and, in the case of Mr. Huffman, the non-competition covenants (to the extent applicable) that are specified in his Severance Agreement. The amounts included in the column above were calculated based on the named executive officer's base salary ($575,000 for Mr. Nelson, $425,000 for Mr. Goldberg, $475,000 for Mr. McGeever, $372,000 for Mr. Gill and $329,000 for Mr. Huffman) and target annual bonus amount ($575,000 for Mr. Nelson, $212,500 for Mr. Goldberg, $475,000 for Mr. McGeever, $260,400 for Mr. Gill and $475,000 for Mr. Huffman) as in effect as of August 18, 2016.

(2)
The value represents (1) the product obtained by multiplying (a) the Offer Price by (b) the number of Shares underlying the named executive officer's NetSuite Compensatory Awards that are outstanding and unvested as of August 18, 2016, minus (2) the aggregate exercise or purchase price for such Shares, if any. For purposes of the previous sentence, the NetSuite Compensatory Awards exclude any NetSuite Stock Options with a per Share exercise price equal to or in excess of the Offer Price. The number of Shares assumes maximum achievement (200%) of the performance-based vesting component of the 2016 Performance Share Awards, as described under the caption "—Arrangements with Current Executive Officers and Directors of NetSuite—Agreements or Arrangements with Executive Officers of NetSuite—2016 Performance Share Awards," and any performance metrics relating to any other NetSuite Performance Awards that remain subject to the achievement of such performance metrics will be deemed achieved at target levels as of immediately prior to the Effective Time pursuant to the Merger Agreement, as described under the caption "—Arrangements with Current Executive Officers and Directors of NetSuite—Effect of the Offer and the Merger Agreement on NetSuite Compensatory Awards and the ESPP—NetSuite Compensatory Awards." This amount includes the value of the performance shares earned under each named executive officer's 2016 Performance Share Award upon a "Change in Control" (as a result of the consummation of the Transactions) that will vest (or be treated as vested) as of August 18, 2016, pursuant to the time-based vesting schedule that applies on a Change of Control as set forth in the award agreements for the 2016 Performance Share Awards. This is a "single-trigger" benefit. The values of such single-trigger equity acceleration with respect to each named executive officer's 2016 Performance Share Award are $467,174 for Mr. Nelson, $778,623 for Mr. Goldberg, $778,623 for Mr. McGeever, $467,174 for Mr. Gill and $311,449 for Mr. Huffman.

(3)
This amount includes the "double-trigger" equity acceleration to which each named executive officer may become entitled under his Severance Agreement and Severance Agreement Waiver, assuming a qualifying termination occurs on August 18, 2016. The double-trigger equity acceleration will occur under the same terms and conditions of the cash severance payments described in footnote 1. The values of the double-trigger equity acceleration with respect to each named executive officer's equity awards are quantified in the table below. See footnote 2 for additional assumptions that also apply to the following table.

Name	Value of NetSuite Stock Options ($)	Value of NetSuite RSUs ($)	Value of NetSuite Performance Awards ($)	Total ($)
Zachary Nelson	4,368,737	16,774,773	37,048,446	58,191,956
Evan Goldberg	2,102,934	7,970,843	25,450,810	35,524,587
James McGeever	3,091,162	13,399,479	25,021,132	41,511,773
Ronald Gill	1,533,111	5,860,821	15,948,008	23,341,940
Marc Huffman	1,756,451	6,985,483	5,828,630	14,570,564
(4)
This amount equals the estimated value of the "double-trigger" continued health care severance benefits and outplacement services to which each named executive officer may become entitled under his Severance Agreement and Severance Agreement Waiver. The values of such continued health care severance benefits are $18,843 for Mr. Nelson, $21,547 for Mr. Goldberg, $21,547 for Mr. McGeever, $18,843 for Mr. Gill and $18,843 for Mr. Huffman. The values of such outplacement services are $15,000 for each named executive officer. These benefits will become due if the named executive officer experiences a qualifying termination, subject to the terms and conditions of the Severance Agreement.

(5)
As noted above, pursuant to their Severance Agreements, in the event that any payment to Messrs. Nelson, Goldberg or McGeever is subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such executive officer will be entitled to receive an additional cash payment from us equal to the sum of the excise tax and all cumulative income taxes relating to the cash payment. Based on the assumptions used in preparing this table, neither of these executive officers would receive the tax gross-up payment under this provision of his Severance Agreement in respect of the compensatory payments that are reasonably likely to become due to him in connection with the Transaction.

(6)
As noted above, pursuant to their Severance Agreements, in the event that any payment to Messrs. Gill or Huffman would be subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such executive officer will receive such payment as would entitle him to receive the greatest after-tax benefit, even if it means NetSuite paying him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code. Based on the assumptions used in preparing this table, Messrs. Gill and Huffman would not be subject to such a reduction (to avoid the excise tax imposed under Section 4999 of the Code). Based on the actual closing date of the Transaction, these executive officers may have their payments or benefits so reduced in connection with the Transaction under the terms of the Severance Agreement.

Effect of the Merger on Director and Officer Indemnification and Insurance

        Pursuant to the Merger Agreement, for six years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by NetSuite's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. However, in no event will Parent or the Surviving Corporation be obligated to pay annual premiums in excess of 200% of the amount per annum NetSuite paid for its officers' and directors' liability insurance policy in its last full fiscal year prior to the date of the Merger Agreement (the "Current Premium"), as disclosed in the disclosure schedules to the Merger Agreement. If such premiums for such insurance would at any time exceed 200% of the Current Premium, then the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation's judgment, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium. In addition, the requirement for the Surviving Corporation to maintain such insurance policies in effect for six years from and after the Effective Time may also be satisfied if prepaid "tail" or "runoff" policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time (and that NetSuite may obtain prior to the Effective Time), including, in respect of the Transactions, except that neither NetSuite nor any subsidiary of NetSuite shall pay more than 200% of the Current Premium for such prepaid policies without the prior written consent of Parent.

        Pursuant to the Merger Agreement, from and after the Effective Time through the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of NetSuite and its Subsidiaries pursuant to: (1) each indemnification agreement set forth on the disclosure schedules to the Merger Agreement between NetSuite or any of its Subsidiaries and any person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of NetSuite or any of its Subsidiaries (the "Indemnified Parties"); and (2) any advancement or indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of NetSuite as in effect on the date of the Merger Agreement, except that such obligations will be subject to any limitation imposed by the certificate of incorporation or bylaws of NetSuite as in effect on the date of the Merger Agreement and as imposed from time to time under applicable law. If, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to NetSuite, the Surviving Corporation or Parent, as applicable, a written notice asserting a claim for indemnification under any of the provisions set forth in clause (1) or (2) above, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved.

Section 16 Matters

        As permitted by the Merger Agreement, the Board will adopt a resolution in connection with the closing of the Transactions so that the disposition of all NetSuite equity securities pursuant to the Merger Agreement by any officer or director of NetSuite who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 of the Exchange Act.

Item 4.    The Solicitation or Recommendation

Recommendation of the NetSuite Board

        After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with NetSuite management and its legal and financial advisors, on July 27, 2016, the NetSuite Board, among other things, unanimously (1) determined that the Merger Agreement and the Transactions are fair and in the best interests of NetSuite and its stockholders; (2) approved entry into and adoption of the Merger Agreement, and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the requirements of Delaware law; (3) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (4) elected that the Merger Agreement and the Transactions be expressly governed by Section 251(h) of the DGCL.

        For the reasons described below, the NetSuite Board unanimously recommends that NetSuite's stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

        In reaching the conclusions and in making the recommendation described above, the NetSuite Board took into account a number of reasons, described under the caption "—Background of the Transactions; Reasons for the Recommendation of the NetSuite Board—Reasons for the Recommendation of the NetSuite Board."

        A copy of the press release issued by NetSuite, dated July 28, 2016, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) and is incorporated herein by reference. A copy of a press release issued by Oracle, dated July 28, 2016, announcing the Merger Agreement is filed as Exhibit (a)(5)(B) and is incorporated herein by reference.

Background of the Transactions; Reasons for the Recommendation of the NetSuite Board

Background of the Transactions

        The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation among the Transactions Committee, the NetSuite Board or the representatives of NetSuite and other parties.

        The NetSuite Board, together with NetSuite management and with the assistance of NetSuite's advisors, periodically reviews and considers strategic and other opportunities available to NetSuite that may enhance stockholder value. This review took into consideration NetSuite's performance, competitive dynamics, macroeconomic developments and industry trends. This review has included, from time to time, discussion of whether the continued execution of NetSuite's strategy as a standalone company or the combination of NetSuite with a third party may offer the best avenue to enhance stockholder value, and the potential benefits and risks of any such course of action.

        NetSuite was founded in 1998 by Evan Goldberg and Lawrence J. Ellison out of a desire to provide companies with business management software over the internet. Mr. Ellison is also the Chief Technology Officer and Chairman of the Board of Directors of Oracle, and Oracle's largest single stockholder. Entities wholly owned by Mr. Ellison were significant early investors in NetSuite. Shortly before NetSuite's initial public offering in late 2007, all of the Shares beneficially held by Mr. Ellison or his affiliates (other than Shares then held in trust for his adult children) were transferred into NRH, a limited liability company formed for the limited purpose of holding those Shares and funding charitable gifts as and when directed by Mr. Ellison. The sole member and 100% beneficial owner of NRH is Mr. Ellison's revocable trust. Today, NRH remains NetSuite's largest stockholder. NRH beneficially owns 31,964,891 Shares, which represent approximately 40% of the outstanding Shares as of the date of this Schedule 14D-9. In addition to NetSuite's relationship with Mr. Ellison through NRH, NetSuite and Oracle have a significant commercial relationship, and Oracle is a provider of key technology to NetSuite.

        Since NetSuite's initial public offering, the relationship between NRH and NetSuite has been primarily governed by NRH's operating agreement. Under the operating agreement, NRH is required, on most matters, to vote its Shares in the same proportion (for, against, withheld or abstain) as the votes that are collectively cast by all NetSuite stockholders other than (1) NRH; (2) Mr. Ellison's spouse, if any, and children and any trust for their benefit; and (3) any person or group filing a Schedule 13D with respect to NetSuite. However, this proportional voting commitment does not apply with respect to various "change of control" matters, including any merger, consolidation or reorganization in which more than 50% of the outstanding Shares are exchanged for cash or securities of another company.

        On January 21, 2016, a senior representative of Oracle indicated to a senior representative of NetSuite that Oracle would be potentially interested in acquiring NetSuite. The senior representative of NetSuite responded that he would need to discuss with the NetSuite Board its willingness to consider an offer to acquire NetSuite.

        On January 25, 2016, the NetSuite Board met. After discussing Oracle's interest in a potential acquisition of NetSuite, the NetSuite Board determined to retain Wilson Sonsini Goodrich & Rosati, Professional Corporation ("Wilson Sonsini") as legal counsel.

        On January 27, 2016, the NetSuite Board met, with representatives of Wilson Sonsini in attendance. The representatives of Wilson Sonsini discussed with members of the NetSuite Board

(1) their fiduciary duties; (2) the legal standards and process associated with the potential decision to engage in a change of control transaction, including the retention of a financial advisor; (3) considerations specifically related to a potential acquisition of NetSuite by Oracle, particularly given Mr. Ellison's beneficial ownership interests in NetSuite and Oracle and his position as a senior executive of Oracle; and (4) potentially applicable standards for judicial review of an acquisition transaction. The NetSuite Board determined that, although NetSuite was not for sale, the NetSuite Board would be prepared to listen to acquisition proposals from Oracle that appropriately valued NetSuite. In light of (1) the potentially significant workload involved in considering a potential acquisition by Oracle and other strategic alternatives; (2) the possibility that NetSuite management might need feedback and direction on relatively short notice; and (3) a desire to have independent directors oversee the process, the NetSuite Board created a transactions committee comprised of independent directors (the "Transactions Committee"). The Transactions Committee was authorized, among other things, to (1) review any financial analysis of NetSuite that may be performed, including with respect to NetSuite management's standalone plan; (2) advise and direct NetSuite management with respect to the exploration, consideration and negotiation of strategic alternative transactions; (3) facilitate negotiations with potential acquirers; (4) report to the NetSuite Board on a regular basis; and (5) retain advisors. The NetSuite Board (1) retained authority to approve any strategic alternative transaction; and (2) provided that it would not approve a strategic alternative transaction with Oracle or any other party that had not first been approved by the Transactions Committee. The NetSuite Board appointed Deborah Farrington, Steven Gomo and Edward Zander to the Transactions Committee, with Mr. Gomo appointed by the NetSuite Board as chairman. Following the meeting of the NetSuite Board, a senior representative of NetSuite contacted a senior representative of Oracle and indicated that, although NetSuite was not for sale, NetSuite would be open to considering an offer from Oracle to acquire NetSuite.

        Later on January 27, 2016, the Transactions Committee met, with representatives of Wilson Sonsini in attendance. The Transactions Committee determined that Qatalyst Partners LP ("Qatalyst Partners") should be contacted about serving as financial advisor to the Transactions Committee and the NetSuite Board. The Transactions Committee selected Qatalyst Partners due to that firm's qualifications, expertise, reputation and knowledge of the industry in which NetSuite operates and Qatalyst Partners' experience in similar situations.

        Later on January 27, 2016, in response to a desire expressed by Mr. Goldberg to speak to Mr. Ellison to understand Oracle's interest in a possible acquisition, Messrs. Goldberg and Ellison spoke. Mr. Ellison indicated his understanding that Oracle would be potentially interested in acquiring NetSuite. He also indicated that he would not seek to influence NetSuite's decision with respect to an acquisition.

        On January 29, 2016, the Transactions Committee met, with representatives of Wilson Sonsini in attendance. The members of the Transactions Committee discussed the proposed terms of Qatalyst Partners' engagement. The members of the Transactions Committee also discussed the terms of NRH's operating agreement, including (1) that Mr. Ellison retained the right to direct the vote of the Shares held through NRH in any manner with respect to any merger, consolidation or reorganization in which more than 50% of the outstanding Shares are exchanged for cash or securities of another company; and (2) whether Mr. Ellison's voting power in NetSuite would impact the level of interest from other companies in exploring a potential acquisition of NetSuite.

        On January 30, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. The Transactions Committee approved the retention of Qatalyst Partners as financial advisor to the Transactions Committee and the NetSuite Board.

        On February 1, 2016, the NetSuite Board met, with representatives of Wilson Sonsini in attendance. A representative of Goodwin Procter LLP ("Goodwin Procter"), NetSuite's regular outside corporate counsel, was also in attendance. The NetSuite Board approved the charter of the

Transactions Committee, which reflected the authorizations and restrictions approved by the NetSuite Board on January 27, 2016.

        On February 2, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. With the respective representatives of Wilson Sonsini and Qatalyst Partners, the members of the Transactions Committee discussed (1) strategies for engaging with Oracle in connection with a potential acquisition of NetSuite; and (2) other companies that might have an interest in a potential acquisition of NetSuite. The representatives of Wilson Sonsini discussed with the members of the Transactions Committee their fiduciary duties in the context of a potential acquisition of NetSuite. The members of the Transactions Committee considered that an aspect, among others, of any effort to explore whether other companies might have an interest in a potential acquisition of NetSuite would be whether Mr. Ellison, through NRH in its capacity as a significant stockholder of NetSuite, would be willing to support a sale of NetSuite to a buyer other than Oracle.

        On February 5, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. The members of the Transactions Committee received an update on the status of Oracle's consideration of a potential acquisition of NetSuite, including that the Board of Directors of Oracle was considering forming the Special Committee, comprised entirely of independent directors, to assess and evaluate a potential acquisition of NetSuite.

        On February 9, 2016, the NetSuite Board met, with representatives of Wilson Sonsini in attendance. The members of the NetSuite Board received the same update on the status of Oracle's consideration of a potential acquisition of NetSuite as was received by the Transactions Committee on February 5, 2016.

        On February 12, 2016, the Transactions Committee met, with representatives of Wilson Sonsini in attendance. The representatives of Wilson Sonsini discussed with the members of the Transactions Committee their fiduciary duties in the context of a potential acquisition of NetSuite. The Transactions Committee reviewed NetSuite management's long-term operating model and directed that it be shared with representatives of Qatalyst Partners.

        On February 18, 2016, NetSuite entered into an engagement letter with Qatalyst Partners to act as financial advisor to the Transactions Committee and the NetSuite Board. Prior to entering into the engagement letter, Qatalyst Partners represented to NetSuite that, in its good faith reasonable judgment, Qatalyst Partners did not have any material conflict of interest in connection with its engagement.

        On February 18, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance, and later on February 22, 2016, the NetSuite Board met, with representatives of Wilson Sonsini, Goodwin Procter and Qatalyst Partners in attendance. At each of these meetings, representatives of Qatalyst Partners discussed certain financial aspects of NetSuite management's long-term operating model. At their respective meetings, the members of the Transactions Committee and the NetSuite Board considered whether other companies would have the desire and capacity to pursue a potential acquisition of NetSuite. In light of the fact that NetSuite was not for sale, they also considered the risks of contacting other potential acquirers, including the possibility of an information leak that NetSuite was considering a sale and the potential negative impacts that a leak could have on NetSuite, its business and any potential discussions with Oracle.

        There was no material contact between NetSuite and Oracle in March 2016 and April 2016 concerning a potential acquisition of NetSuite by Oracle.

        On May 5, 2016, NetSuite and Oracle entered into a mutual confidentiality agreement. On the same day, at Oracle's request made a few days earlier, NetSuite management gave a management presentation to representatives of Oracle, including a member of the Special Committee, concerning NetSuite's business, operations and financial matters.

        On May 8, 2016, the Transactions Committee met, with NetSuite management and representatives of Wilson Sonsini and Qatalyst Partners in attendance. The Transactions Committee received an update from NetSuite management on the management presentation from the prior week.

        At various points during the remainder of May 2016, representatives of Qatalyst Partners discussed the status of Oracle's consideration of a potential acquisition of NetSuite with Moelis & Company LLC ("Moelis"), financial advisor to the Special Committee.

        On May 31, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. The Transactions Committee discussed the status of Oracle's consideration of a potential acquisition of NetSuite.

        On June 1, 2016, Moelis, on behalf of the Special Committee, submitted to NetSuite a written, non-binding indication of interest to acquire NetSuite for $100.00 per Share in cash (the "Initial Proposal"). The Initial Proposal was accompanied by a request that NetSuite agree to negotiate exclusively with Oracle. The Initial Proposal described certain aspects of the process utilized by Oracle in considering a potential acquisition of NetSuite, including that Mr. Ellison had not been involved in such process. In addition, the Initial Proposal stated that (1) Oracle would not move forward with any transaction with NetSuite unless it was approved by an independent committee of the NetSuite Board that was fully empowered on behalf of NetSuite to evaluate and negotiate a transaction with Oracle; and (2) any transaction between Oracle and NetSuite must be subject to a non-waivable condition requiring approval of the transaction by the holders of a majority of the Shares not owned by Mr. Ellison, his children or any of their controlled entities or affiliates.

        Later on June 1, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. The members of the Transactions Committee discussed the terms of the Initial Proposal. With the representatives of Wilson Sonsini and Qatalyst Partners, the members of the Transactions Committee also considered the possibility of contacting other companies that might have an interest in a potential acquisition of NetSuite. In that regard, it was considered whether these companies would, in light of other strategic matters that they were pursuing or other circumstances, have any interest in pursuing a potential acquisition of NetSuite, have the ability to finance a potential acquisition of NetSuite or be willing to pay the potential premium required to acquire NetSuite. It was again noted that an aspect of the success of any effort to explore whether other companies might have an interest in a potential acquisition of NetSuite would be whether Mr. Ellison, through NRH in its capacity as a significant stockholder of NetSuite, would be willing to support a sale of NetSuite to a buyer other than Oracle. The members of the Transactions Committee considered the risks inherent in a wider sale process, including the possibility of an information leak that NetSuite was considering a sale. The Transactions Committee instructed Qatalyst Partners to (1) prepare additional analyses regarding certain financial aspects of the Initial Proposal; and (2) inform Moelis that the Transactions Committee was disappointed with the financial terms of the Initial Proposal, but would give it full consideration.

        On June 2, 2016, the NetSuite Board met, with representatives of Wilson Sonsini and Goodwin Procter in attendance. The NetSuite Board discussed the Initial Proposal.

        On June 4, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. Representatives of Qatalyst Partners discussed certain financial aspects of the Initial Proposal. The representatives of Wilson Sonsini discussed with the members of the Transactions Committee their fiduciary duties in the context of a potential acquisition of NetSuite. The representatives of Wilson Sonsini and Qatalyst Partners discussed with members of the Transactions Committee the matters that were previously discussed at the June 1, 2016, meeting of the Transactions Committee. The Transactions Committee considered the possibility of contacting Mr. Ellison to see whether he would be willing to commit to vote or tender his Shares in proportion with the votes or tenders of NetSuite's other stockholders in connection with a potential acquisition of NetSuite by a third party that was not matched by Oracle. This concept is referred to in this Schedule 14D-9 as "Vote Neutralization." The members of the Transactions Committee weighed contacting, at the present time, other companies that might have an interest in a potential acquisition of NetSuite against (1) the ability of the NetSuite Board to respond to unsolicited acquisition proposals that could be made after the announcement of an acquisition by Oracle; and (2) the possibility of Mr. Ellison committing to Vote Neutralization. The Transactions Committee determined to recommend to the NetSuite Board that it (1) authorize the submission to Oracle of a counterproposal of $125.00 per Share in cash; (2) make an inquiry of Moelis as to whether Mr. Ellison would commit to Vote Neutralization; and (3) address Oracle's request for exclusivity later, if at all.

        On June 6, 2016, the NetSuite Board met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. The representatives of Qatalyst Partners discussed certain financial aspects of the Initial Proposal. The representatives of Wilson Sonsini discussed with the members of the NetSuite Board their fiduciary duties in the context of a potential acquisition of NetSuite. The representatives of Wilson Sonsini and Qatalyst Partners discussed with the members of the NetSuite Board the matters that were previously discussed at the June 4, 2016, meeting of the Transactions Committee. The NetSuite Board concurred with and approved the recommendations of the Transactions Committee.

        Later on June 6, 2016, representatives of Qatalyst Partners informed representatives of Moelis of the Transaction Committee's decision that Oracle would need to increase the proposal to $125.00 per Share in cash before the Transactions Committee would be willing to recommend to the NetSuite Board that it enter into exclusive negotiations with Oracle, and requested that representatives of Moelis speak with Mr. Ellison about Vote Neutralization.

        On June 9, 2016, the Special Committee increased the offer price of its proposal to acquire NetSuite to $106.00 per Share in cash (the "First Revised Proposal"). The Special Committee did not alter any of the other terms of the Initial Proposal, including that (1) Oracle would not move forward with any transaction with NetSuite unless it was approved by an independent committee of the NetSuite Board that was fully empowered on behalf of NetSuite to evaluate and negotiate a transaction with Oracle; and (2) any transaction between Oracle and NetSuite must be subject to a non-waivable condition requiring approval of the transaction by the holders of a majority of the Shares not owned by Mr. Ellison, his children or any of their controlled entities or affiliates. Representatives of Moelis informed representatives of Qatalyst Partners that the Transactions Committee should contact Mr. Ellison or his representatives directly regarding whether Mr. Ellison would commit to Vote Neutralization.

        On June 10, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. Representatives of Qatalyst Partners discussed (1) certain financial aspects of the First Revised Proposal; and (2) the response from Moelis concerning contact with Mr. Ellison. With the representatives of Wilson Sonsini and Qatalyst Partners, the members of the Transactions Committee discussed (1) inquiring directly of Mr. Ellison or his representatives whether he would commit to Vote Neutralization; and (2) contacting other companies that might have an interest in a potential acquisition of NetSuite. In that regard, the members of the Transactions Committee further considered whether, even if Mr. Ellison were to commit to Vote Neutralization, other companies had the desire and capacity to pursue a potential acquisition of NetSuite. The members of the Transactions Committee also considered the risk to NetSuite from disclosure to third parties, including increased risk of information leaks and the potential negative impacts that they could have. The Transactions Committee decided to continue the discussion with the NetSuite Board.

        Later on June 10, 2016, the NetSuite Board met, with representatives of Wilson Sonsini, Goodwin Procter and Qatalyst Partners in attendance. Representatives of Qatalyst Partners discussed (1) certain financial aspects of the First Revised Proposal; and (2) the response from Moelis concerning contact with Mr. Ellison. The representatives of Wilson Sonsini discussed with the members of the NetSuite Board their fiduciary duties in the context of a potential acquisition of NetSuite. The members of the

NetSuite Board discussed the matters that were previously discussed at the June 10, 2016, meeting of the Transactions Committee, including (1) whether, even if Mr. Ellison were to commit to Vote Neutralization, other companies had the desire and capacity to pursue a potential acquisition of NetSuite; and (2) the risk to NetSuite from disclosure to third parties, including increased risk of information leaks and the potential negative impacts that they could have. The NetSuite Board determined to (1) make a counterproposal to Oracle of $120.00 per Share in cash; (2) inform Oracle that the NetSuite Board was prepared to terminate discussions regarding a potential acquisition if it was not able to secure a sufficient and appropriate per Share price; (3) defer until later any contact with Mr. Ellison; and (4) not at that time contact other companies that might have an interest in acquiring NetSuite.

        On June 11, 2016, representatives of Qatalyst Partners informed representatives of Moelis of the NetSuite Board's decision with respect to price.

        On June 14, 2016, representatives of Moelis informed representatives of Qatalyst Partners that the Special Committee had reviewed NetSuite's counterproposal of $120.00 per Share in cash and that the Special Committee was unwilling to increase its offer above $106.00 per Share in cash. The representatives of Moelis stated that Oracle would not make a counteroffer and that Oracle and NetSuite appeared to be at an impasse.

        On June 15, 2016, the members of the Transactions Committee discussed informally the gap in per Share value represented by the difference between the prices proposed by Oracle and NetSuite. From time to time following the formation of the Transactions Committee, the members of the Transactions Committee met informally to review the status of discussions with Oracle and prepare for meetings of the Transactions Committee.

        Later on June 15, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. With the representatives of Wilson Sonsini and Qatalyst Partners, the members of the Transactions Committee discussed the response of the Special Committee to NetSuite's counterproposal. The Transactions Committee instructed the representatives of Wilson Sonsini to contact a representative (unaffiliated with Oracle) of Mr. Ellison to inquire whether Mr. Ellison would (1) commit to Vote Neutralization in connection with a potential acquisition of NetSuite by a third party that was not matched by Oracle; (2) as a way to resolve the gap in value between NetSuite and Oracle, be willing to accept a lower per Share price for the Shares held by NRH in connection with an acquisition of NetSuite by Oracle so that NetSuite's other stockholders could receive a higher per Share price (this concept is referred to in this Schedule 14D-9 as "Differential Consideration"); or (3) both.

        On June 16, 2016, the NetSuite Board met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. The decisions of the Transaction Committee, and a potential acquisition of NetSuite by Oracle more generally, were discussed.

        Later on June 16, 2016, representatives of Wilson Sonsini spoke with a representative (unaffiliated with Oracle) of Mr. Ellison regarding the Transactions Committee's inquiries. The representative of Mr. Ellison stated that he would relay the inquiries to Mr. Ellison.

        On June 28, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. The Transactions Committee instructed the representatives of Qatalyst Partners to contact representatives of Moelis regarding the status of Oracle's consideration of a potential acquisition of NetSuite.

        Also on June 28, 2016, there was public speculation and market rumors that NetSuite was potentially the subject of an acquisition transaction involving Oracle. Following such speculation and rumors, no third parties contacted NetSuite to initiate discussions regarding a potential acquisition.

        Later on June 28, 2016, representatives of Qatalyst Partners spoke with representatives of Moelis to re-engage in discussions with respect to a potential acquisition of NetSuite by Oracle.

        On June 30, 2016, representatives of Moelis requested a discussion with NetSuite management concerning NetSuite's second quarter results.

        On July 6, 2016, representatives of Oracle, including a member of the Special Committee, and representatives of Moelis received an update on NetSuite's second quarter results from members of NetSuite management, accompanied by representatives of Qatalyst Partners. In the days that followed, NetSuite management responded to numerous diligence requests from Oracle and engaged in additional discussions related to NetSuite's second quarter results.

        On July 12, 2016, representatives of Moelis informed representatives of Qatalyst Partners that Oracle continued to be interested in acquiring NetSuite at $106.00 per Share in cash under the terms outlined in the First Revised Proposal and following NetSuite's entry into a customary exclusivity agreement.

        Later on July 12, 2016, the Transactions Committee met informally with representatives of Qatalyst Partners. The Transactions Committee discussed the latest acquisition proposal from Oracle and determined to make a counterproposal of $111.00 per Share in cash.

        Later on July 12, 2016, representatives of Qatalyst Partners informed representatives of Moelis of the Transactions Committee's counterproposal of $111.00 per Share in cash.

        On July 13, 2016, representatives of Moelis informed representatives of Qatalyst Partners that the Special Committee's "best and final" offer to acquire NetSuite was $109.00 per Share in cash (the "Final Proposal") and requested a prompt response from NetSuite. In addition, representatives of Moelis said that NetSuite would need to enter into an exclusivity agreement in order for the Special Committee to move forward, and that the Final Proposal was also subject to completion of satisfactory due diligence and negotiation of a satisfactory definitive agreement. The Special Committee did not alter any of the other terms of the Initial Proposal, including that (1) Oracle would not move forward with any transaction with NetSuite unless it was approved by an independent committee of the NetSuite Board that was fully empowered on behalf of NetSuite to evaluate and negotiate a transaction with Oracle; and (2) any transaction between Oracle and NetSuite must be subject to a non-waivable condition requiring approval of the transaction by the holders of a majority of the Shares not owned by Mr. Ellison, his children or any of their controlled entities or affiliates.

        Later on July 13, 2016, the NetSuite Board met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. Representatives of Qatalyst Partners discussed certain financial aspects of the Final Proposal. The representatives of Wilson Sonsini discussed with the members of the NetSuite Board their fiduciary duties in the context of a potential acquisition of NetSuite. The members of the Transactions Committee noted that a representative (unaffiliated with Oracle) of Mr. Ellison had not yet responded, after follow up, to the Transactions Committee's inquiry as to whether Mr. Ellison would (1) commit to Vote Neutralization in connection with a potential acquisition of NetSuite by a third party that was not matched by Oracle; or (2) agree to Differential Consideration. The members of the NetSuite Board considered whether companies other than Oracle would be interested in exploring a potential acquisition of NetSuite (1) without knowing whether Mr. Ellison would commit to Vote Neutralization; and (2) in light of the fact that no third parties had contacted NetSuite to initiate discussions regarding a potential acquisition following earlier public speculation and market rumors that NetSuite was potentially the subject of an acquisition transaction involving Oracle. The members of the Transactions Committee informed the members of the NetSuite Board that, in light of (1) the price being offered by the Special Committee; (2) the Special Committee's indication that the Final Proposal was its "best and final" offer; and (3) the Special Committee's request for a prompt response to the Final Proposal, they supported and recommended authorizing NetSuite's entry into an exclusivity agreement with Oracle for the purpose of completing due diligence and negotiating the terms of definitive documentation. The NetSuite Board accepted the recommendation of the Transactions Committee and also determined that it would be advantageous to announce an acquisition of NetSuite by Oracle in connection with NetSuite's second quarter earnings announcement.

        Later on July 13, 2016, a representative of Qatalyst Partners contacted a representative of Moelis and stated that the NetSuite Board had approved the entry into exclusive negotiations with Oracle pursuant to the terms outlined in the Final Proposal. The parties also discussed the timing and process for completing due diligence and negotiating a definitive agreement.

        On July 15, 2016, a representative (unaffiliated with Oracle) of Mr. Ellison informed representatives of Wilson Sonsini that Mr. Ellison was willing to commit to Vote Neutralization in conjunction with the entry into a definitive acquisition agreement between Oracle and NetSuite, but only with respect to an all-cash acquisition by a third party that was not matched by Oracle. The representative (unaffiliated with Oracle) of Mr. Ellison did not respond to the inquiry concerning whether Mr. Ellison would be willing to accept Differential Consideration.

        Later on July 15, 2016, The Special Committee on behalf of Oracle, and the Transactions Committee on behalf of NetSuite, entered into the Exclusivity Agreement obligating NetSuite to negotiate exclusively with Oracle through July 28, 2016.

        Starting on July 15, 2016, and continuing through July 28, 2016, NetSuite granted Oracle access to an electronic due diligence data room, and representatives of NetSuite and Oracle engaged in various due diligence discussions concerning NetSuite's business. Prior to opening the data room, NetSuite and Oracle amended and restated their confidentiality agreement.

        On July 20, 2016, Oracle was provided with a portion of the NetSuite Projections (as defined below).

        Between July 15, 2016, and July 28, 2016, representatives of Oracle, on the one hand, and representatives of NetSuite, on the other hand, negotiated the Merger Agreement and the Tender and Support Agreements.

        Between July 21, 2016, and July 27, 2016, representatives of Wilson Sonsini had further conversations with the representative (unaffiliated with Oracle) of Mr. Ellison related to the status of discussions with Oracle and the Tender and Support Agreement requested from NRH. Representatives of Wilson Sonsini inquired whether Mr. Ellison would agree to Vote Neutralization with respect to any superior proposal by a third party that was not matched by Oracle, rather than just an all-cash transaction. Mr. Ellison ultimately agreed to this request but only so long as any such superior proposal was (1) approved by the Transactions Committee and (2) subject to a condition requiring approval of the transaction by the holders of a majority of the Shares not owned by the LJE Parties, the executive officers or directors of NetSuite, or by the third party sponsoring the superior proposal.

        On July 25, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. The members of the Transactions Committee received an update on the status of the negotiations of the terms of the Merger Agreement.

        On July 27, 2016, the Transactions Committee met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. Representatives of Wilson Sonsini reviewed with the members of the Transactions Committee their fiduciary duties and the process engaged in by the Transactions Committee and the NetSuite Board. The representatives of Wilson Sonsini also reviewed the terms of the Merger Agreement and the Tender and Support Agreements, including Mr. Ellison's commitment (through NRH) to Vote Neutralization. Representatives of Qatalyst Partners discussed its financial analysis of the $109.00 per Share cash consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated July 27, 2016, to the Transactions Committee and the NetSuite Board to the effect that, as of that date and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the $109.00 per Share cash consideration to be received by holders of Shares, other than the LJE Parties, Oracle or any of their respective affiliates, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the opinion of Qatalyst Partners, dated July 27, 2016, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in its entirety in this Schedule 14D-9 (see also the section captioned "—Opinion of NetSuite's Financial Advisor"). The Transactions Committee determined to recommend that the NetSuite Board enter into the Merger Agreement.

        Later on July 27, 2016, the NetSuite Board met, with representatives of Wilson Sonsini and Qatalyst Partners in attendance. Representatives of Wilson Sonsini reviewed with the members of the NetSuite Board their fiduciary duties and the process engaged in by the Transactions Committee and the NetSuite Board. The representatives of Wilson Sonsini also reviewed the terms of the Merger Agreement and the Tender and Support Agreements, including Mr. Ellison's commitment (through NRH) to Vote Neutralization. Representatives of Qatalyst Partners reviewed with the members of the NetSuite Board its financial analysis of the $109.00 per Share cash consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated July 27, 2016, to the Transactions Committee and the NetSuite Board to the effect that, as of that date and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the $109.00 per Share cash consideration to be received by holders of Shares, other than the LJE Parties, Oracle or any of their respective affiliates, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the opinion of Qatalyst Partners, dated July 27, 2016, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in its entirety in this Schedule 14D-9 (see also the section captioned "—Opinion of NetSuite's Financial Advisor").

        The members of the NetSuite Board discussed the advantages and potential risks of the Transactions that are described under the section captioned "—Reasons for the Recommendation of the NetSuite Board." The members of the Transactions Committee provided their recommendation that the NetSuite Board enter into the Merger Agreement. The NetSuite Board unanimously: (1) determined that the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, NetSuite's stockholders; (2) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (3) resolved to recommend that the stockholders of NetSuite accept the Offer and tender their Shares to Purchaser pursuant to the Offer; (4) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; and (5) took such actions as were necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Tender and Support Agreements.

        Early in the morning of July 28, 2016, all signatories to the Tender and Support Agreements executed such agreements and the Merger Agreement was executed.

        Later in the morning of July 28, 2016, before the stock market opened, NetSuite and Oracle announced the execution of the Merger Agreement.

Reasons for the Recommendation of the NetSuite Board

        In evaluating the Merger Agreement and the Transactions, the NetSuite Board consulted with NetSuite management and its legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of NetSuite and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the NetSuite Board reviewed, evaluated and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the NetSuite Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the NetSuite Board recommends that NetSuite's stockholders tender their Shares in the Offer:

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  Offer Price.  The NetSuite Board considered:

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  the fact that the Offer Price represents a 62% premium to the trading price at which the Shares closed on June 27, 2016, the last trading day before public speculation and market rumors that NetSuite was potentially the subject of an acquisition transaction involving Oracle;

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  the fact that the Offer Price represents a 38% premium to the price at which the Shares closed on June 15, 2016, 30 trading days before the execution by NetSuite and Oracle of the Merger Agreement; and

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  the NetSuite Board's belief that it had obtained Oracle's best and final offer, and that the Offer Price represented the highest per Share consideration reasonably obtainable.

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  NetSuite's Operating and Financial Condition; Prospects of NetSuite.  The NetSuite Board considered the current and historical financial condition, results of operations, business and prospects of NetSuite, as well as NetSuite's financial plan and prospects and risks if NetSuite were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which was not feasible to quantify numerically).

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  Cash Consideration; Certainty of Value.  The NetSuite Board considered the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares.

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  No Financing Condition.  The NetSuite Board considered the representation of Oracle and Purchaser that they would have sufficient cash resources to pay fully the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

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  Opinion of NetSuite's Financial Advisor.  The NetSuite Board considered the oral opinion of Qatalyst Partners rendered to the Transactions Committee and the NetSuite Board, subsequently confirmed in writing, that as of July 27, 2016, based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the $109.00 per share cash consideration to be received by holders of Shares, other than the LJE Parties, Oracle or any of their respective affiliates, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption "—Opinion of NetSuite's Financial Advisor."

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  The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals.  The NetSuite Board considered the provisions of the Merger Agreement and determined that such provisions would not likely preclude competing acquisition proposals. In this regard, the NetSuite Board considered, among other things, (1) the ability of NetSuite under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger; (2) the ability of the NetSuite Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer; (3) NetSuite's right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer; and (4) the respective termination rights of NetSuite and Oracle and the $300 million termination fee payable by NetSuite under certain circumstances (which the NetSuite Board believed was reasonable, including relative to termination fees in transactions of a similar size).

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  Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing the Merger.  The NetSuite Board considered that the consummation of the Offer is conditioned upon, among other things, stockholders tendering and not validly withdrawing a sufficient number of Shares such that Oracle will own at least a majority of the outstanding Shares immediately following the closing of the Offer. The NetSuite Board considered the likelihood of the consummation of the Merger contemplated by the Merger Agreement if the Shares tendered pursuant to the Offer are accepted for payment.

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  Majority of the Minority Condition.  The NetSuite Board considered that the consummation of the Offer is conditioned upon, among other things, NetSuite stockholders tendering and not validly withdrawing a sufficient number of Shares to constitute a majority of Shares not owned by (1) the LJE Parties; (2) Oracle and its affiliates; or (3) any executive officers or directors of NetSuite and their affiliates.

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  Tender Offer Structure; Timing of Completion.  The NetSuite Board considered the anticipated timing of the consummation of the Transactions, and the structure of the transaction as a cash tender offer for all outstanding Shares effected pursuant to Section 251(h) of the DGCL. The NetSuite Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which NetSuite's business would be subject to the potential uncertainty of closing and related disruption.

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  Extension of Offer Period.  The NetSuite Board considered that, subject to the termination rights set forth in the Merger Agreement, Purchaser must extend the Offer for one or more periods until January 28, 2017, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Oracle or Purchaser).

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  Appraisal Rights.  The NetSuite Board considered the availability of statutory appraisal rights to NetSuite's stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

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  Recommendation of Transactions Committee.  The NetSuite Board considered the unanimous recommendation of the Transactions Committee that the NetSuite Board enter into the Merger Agreement.

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  Tender and Support Agreement with NRH.  The NetSuite Board considered:

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  the fact that the Tender and Support Agreement with NRH terminates in the event that NetSuite terminates the Merger Agreement, which permits NRH to support a transaction involving a superior proposal following the termination of the Merger Agreement and payment to Oracle of a $300 million termination fee;

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  the fact that the Tender and Support Agreement with NRH provides that if the NetSuite Board (upon the recommendation of the Transactions Committee) terminates the Merger Agreement to accept a Superior Transaction (or, if thereafter (in one or more iterations) the NetSuite Board terminates the definitive agreement for such Superior Transaction and accepts an alternative Superior Transaction), then NRH will support the then-applicable Superior Transaction if it is supported by the holders of a majority of the outstanding Shares not beneficially owned by (1) the executive officers or directors of NetSuite or their affiliates; (2) the LJE Parties; or (3) the ultimate parent entity of the purchaser in such Superior Transaction; and

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  the fact that NetSuite and any purchaser in a Superior Transaction are each express third party beneficiaries with express rights of enforcement of the Tender and Support Agreement with NRH.

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  Tender and Support Agreements with Executive Officers.  The NetSuite Board considered the fact that the Tender and Support Agreements with our executive officers terminate in the event that

    NetSuite terminates the Merger Agreement, which permits those persons to support a transaction involving a superior proposal following the termination of the Merger Agreement and payment to Oracle of a $300 million termination fee.

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  Business Reputation of Oracle.  The NetSuite Board considered the business reputation and capabilities of Oracle and its management and the substantial financial resources of Oracle and, by extension, Parent and Purchaser, which the NetSuite Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

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  Arm's-Length Negotiations.  The NetSuite Board considered the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are the product of arm's-length negotiations between NetSuite, the Transactions Committee and the NetSuite Board, with the assistance of their respective advisors, on the one hand, and the Special Committee, with the assistance of its advisors, on the other hand.

        In the course of its deliberations, the NetSuite Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by NetSuite management, the Transactions Committee and the NetSuite Board, including, but not limited to, the following:

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  the fact that NetSuite stockholders will not be entitled to participate in any potential future benefit from NetSuite's execution of NetSuite management's standalone strategic business plan;

  •
  the fact that the Exclusivity Agreement, the execution of which Oracle made a condition to its willingness to negotiate a possible acquisition of NetSuite, restricted NetSuite's ability to solicit bids from other potential buyers during its period of exclusivity;

  •
  the fact that the Merger Agreement precludes NetSuite from actively soliciting alternative transaction proposals and requires payment by NetSuite of a $300 million termination fee to Oracle under certain circumstances, including in the event that the Merger Agreement is terminated by NetSuite to accept a superior offer;

  •
  the fact that the consummation of the Offer is conditioned on there having been validly tendered into and not withdrawn from the Offer a number of Shares (excluding from such number Shares beneficially owned by (1) the LJE Parties; (ii) Oracle or its affiliates; and (iii) any executive officers or directors of NetSuite and their affiliates) that represents a majority of the Shares that are issued and outstanding immediately prior to the acceptance time of the Offer (excluding, from such issued and outstanding Shares, Shares beneficially owned by the foregoing persons);

  •
  the possibility that the Offer and the Merger might not be consummated, and the fact that if they are not consummated, (1) NetSuite's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction; (2) NetSuite will have incurred significant transaction costs; and (3) NetSuite's relationships with its customers, key partners, employees and other third parties may be adversely affected;

  •
  the effect of the public announcement of the Merger Agreement, including effects on NetSuite's relationships with its development partners and other business relationships and NetSuite's ability to attract and retain key management and personnel;

  •
  the risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Offer and the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer and the Merger on one or more of the parties' compliance with certain burdensome terms or conditions that may cause one of the Offer conditions not to be satisfied;

  •
  the restrictions imposed by the Merger Agreement on the conduct of NetSuite's business prior to completion of the Offer, which could delay or prevent NetSuite from undertaking some business opportunities that may arise during that time;

  •
  the risk of litigation; and

  •
  the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

        The foregoing discussion of the information and factors considered by the NetSuite Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. It includes the material reasons and factors considered by the NetSuite Board. In view of the wide variety of reasons and factors considered, the NetSuite Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the NetSuite Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the NetSuite Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions.

Executive Officer and Director Arrangements Following the Merger

        Although as of the date of this Schedule 14D-9 none of NetSuite's current directors or executive officers have entered into any agreements or arrangements with Oracle, NetSuite or their respective affiliates regarding continued service with Oracle, NetSuite or their respective affiliates after the Effective Time, it is possible that Oracle, NetSuite or their respective affiliates may enter into employment or other arrangements with NetSuite's management in the future.

Opinion of NetSuite's Financial Advisor

        NetSuite retained Qatalyst Partners to act as financial advisor to the Transactions Committee and NetSuite Board in connection with a potential transaction such as the Offer and the Merger and to evaluate whether the consideration to be received by the holders of Shares, other than the LJE Parties, Oracle or any of their respective affiliates, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. NetSuite selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners' qualifications, expertise, reputation and knowledge of the business and affairs of NetSuite and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of Qatalyst Partners' opinion in this Schedule 14D-9. At the meetings of the Transactions Committee and the NetSuite Board on July 27, 2016, Qatalyst Partners rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the consideration to be received by the holders of Shares, other than the LJE Parties, Oracle or any of their respective affiliates, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated July 27, 2016, to the Transactions Committee and the NetSuite Board following those meetings.

        The full text of Qatalyst Partners' written opinion to the Transactions Committee and the NetSuite Board, dated July 27, 2016, is attached as Annex A and is incorporated herein by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners' opinion was provided to the Transactions Committee and the NetSuite Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the consideration to be received by the holders of Shares, other than the LJE Parties, Oracle or any of their respective affiliates, pursuant to the

Merger Agreement, and it does not address any other aspect of the Offer or the Merger. It does not constitute a recommendation as to whether any holder of Shares should tender Shares in connection with the Offer or any other matter, and does not in any manner address the price at which the Shares will trade at any time. This summary of Qatalyst Partners' opinion is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, Qatalyst Partners reviewed a draft, dated as of July 27, 2016, of the Merger Agreement (the "Draft Merger Agreement"), certain related documents and certain publicly available financial statements and other business and financial information of NetSuite. Qatalyst Partners also reviewed certain forward-looking information relating to NetSuite prepared by management of NetSuite, including financial projections and operating data of NetSuite (the "NetSuite Projections," which are described in more detail under the caption "—Certain Prospective Financial Information about NetSuite"). Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of NetSuite with senior executives of NetSuite. Qatalyst Partners also reviewed the historical market prices and trading activity for the Shares and compared the financial performance of NetSuite and the prices and trading activity of the Shares with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.

        In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by NetSuite. With respect to the NetSuite Projections, Qatalyst Partners was advised by the management of NetSuite, and Qatalyst Partners assumed, that the NetSuite Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NetSuite of the future financial performance of NetSuite and other matters covered thereby. Qatalyst Partners assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Draft Merger Agreement, without any modification, waiver or delay. Qatalyst Partners also assumed that the final executed Merger Agreement would not differ in any material respect from the Draft Merger Agreement reviewed by Qatalyst Partners. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on NetSuite or the contemplated benefits expected to be derived in the proposed Offer and Merger. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NetSuite, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the management of NetSuite as to the existing and future technology and products of NetSuite and the risks associated with such technology and products. In arriving at its opinion, Qatalyst Partners was not authorized to solicit, and did not solicit, interest from any party (other than Oracle) with respect to an acquisition, business combination or other extraordinary transaction involving NetSuite. Qatalyst Partners' opinion was approved by Qatalyst Partners' opinion committee in accordance with its customary practice.

        Qatalyst Partners' opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, July 27, 2016. Events occurring after such date may affect Qatalyst Partners' opinion and the assumptions used in preparing the opinion, and Qatalyst Partners does not assume any obligation to update, revise or reaffirm the opinion. Qatalyst Partners' opinion does not address the underlying business decision of NetSuite to engage in the Offer and the Merger, or the relative merits of the Offer and the Merger as compared to any strategic alternatives that may be available to NetSuite. Qatalyst Partners' opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Shares, other than the

LJE Parties, Oracle or any of their respective affiliates, pursuant to the Merger Agreement. Qatalyst Partners expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of NetSuite's officers, directors or employees, or any class of such persons, relative to such consideration.

        The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated July 27, 2016. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners' opinion. For purposes of its analyses, Qatalyst Partners utilized both the consensus of third-party research analyst projections for NetSuite (the "Analyst Projections") as well as the NetSuite Projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners' financial analyses.

Illustrative Discounted Cash Flow Analysis

        Qatalyst Partners performed an illustrative discounted cash flow analysis, which is designed to imply a potential, present value of per share values for the Shares as of June 30, 2016, by:

  •
  adding:

  (a)
  the implied net present value of the estimated future unlevered free cash flows of NetSuite, based on the NetSuite Projections, for the third and fourth quarters of calendar year 2016 and for calendar year 2017 through calendar year 2020 (which implied present value was calculated by using a range of discount rates of 10.0% to 14.0%, based on an estimated weighted average cost of capital for NetSuite);

  (b)
  the implied net present value of a corresponding terminal value of NetSuite calculated by applying a range of multiples of 25.0x to 35.0x to the estimated unlevered free cash flows of NetSuite for calendar year 2021, based on the NetSuite Projections (assuming an effective tax rate of 28%, as provided by NetSuite management, and which tax rate excludes the effect of NetSuite's estimated remaining tax attributes, as such tax attributes were separately valued, which implied present value was calculated by using the same range of discount rates used in item (a) above);

  (c)
  the implied net present value of NetSuite's forecasted tax attributes outstanding at the end of calendar year 2020, based on the NetSuite Projections (which implied present value was calculated by using the same range of discount rates used in item (a) above); and

  (d)
  NetSuite's cash net of the face value of outstanding convertible debt and other notes payable as of June 30, 2016, as provided by NetSuite management;

  •
  applying a dilution factor of approximately 15%, as projected by NetSuite management, to reflect the dilution to current stockholders over the projection period due to the effect of future equity compensation grants; and

  •
  dividing the resulting amount by the number of fully-diluted Shares outstanding (calculated utilizing the treasury stock method), adjusted for restricted stock units, performance stock units and stock options outstanding as of July 26, 2016, as provided by NetSuite management and assuming net share settlement of convertible debt above the conversion price.

        Based on the calculations set forth above, this analysis implied a range of per share values for the Shares of approximately $77.23 to $121.13.

Illustrative Selected Companies Analysis

        Qatalyst Partners compared selected financial information and public market multiples for NetSuite with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below and were selected by Qatalyst Partners in its professional judgment, including because they are publicly traded companies in NetSuite's industry and have a similar business model, margin profile and/or growth rate to NetSuite.

Selected Companies	CY17E Revenue Multiples
Cornerstone OnDemand, Inc.	4.8x
salesforce.com, inc.	5.8x
ServiceNow, Inc.	7.2x
The Ultimate Software Group, Inc.	7.2x
Workday, Inc.	8.0x

        Based upon research analyst consensus estimates for calendar year 2017, and using the closing prices as of July 26, 2016, for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully-diluted enterprise value divided by estimated consensus revenue for calendar year 2017 (the "CY17E Revenue Multiples") for each of the selected companies. The median value of the CY17E Revenue Multiples was 7.2x.

        Based on an analysis of the CY17E Revenue Multiples for each of the selected companies, Qatalyst Partners selected a representative range of 5.0x to 7.0x and applied this range to estimates of NetSuite's revenue for calendar year 2017, based on each of the NetSuite Projections and the Analyst Projections. In addition, for the purpose of this analysis, Qatalyst Partners calculated NetSuite's net cash as of March 31, 2016, as reflected in NetSuite's quarterly report on Form 10-Q filed with the SEC on May 3, 2016 (the "NetSuite 10-Q"). Based on the calculations set forth above and the fully-diluted Shares outstanding (calculated utilizing the treasury stock method), adjusted for restricted stock units, performance stock units and stock options outstanding, as provided by NetSuite management as of July 26, 2016, and assuming net share settlement of convertible debt above the conversion price, this analysis implied a range of per share values for the Shares of approximately $71.45 to $99.48 based on the NetSuite Projections, and approximately $71.99 to $100.22 based on the Analyst Projections.

        No company included in the selected companies analysis is identical to NetSuite. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of NetSuite, such as the impact of competition on the business of NetSuite and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of NetSuite or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Illustrative Selected Transactions Analysis

        Qatalyst Partners compared 11 selected transactions involving companies in NetSuite's industry announced between October 2011 and June 2016. These transactions are:

Announcement Date	Target	Acquirer	LTM Revenue Multiple	NTM Revenue Multiple
June 1, 2016	Demandware, Inc.	salesforce.com, inc.	11.2x	8.9x
May 31, 2016	Marketo, Inc.	Vista Equity Partners	7.5x	5.9x
April 18, 2016	Cvent Inc.	Vista Equity Partners	8.0x	6.5x
September 18, 2014	Concur Technologies, Inc.	SAP SE	12.6x	10.2x
December 20, 2013	Responsys, Inc.	Oracle Corporation	8.1x	6.9x
June 4, 2013	ExactTarget, Inc.	salesforce.com, inc.	7.9x	6.5x
December 20, 2012	Eloqua, Inc.	Oracle Corporation	9.8x	8.2x
May 22, 2012	Ariba, Inc.	SAP AG	8.8x	7.8x
February 9, 2012	Taleo Corporation	Oracle Corporation	6.3x	5.3x
December 3, 2011	SuccessFactors, Inc.	SAP AG	10.2x	8.7x
October 24, 2011	RightNow Technologies, Inc.	Oracle Corporation	7.4x	6.2x

        For each of the transactions listed above, Qatalyst Partners reviewed, among other things, the implied fully-diluted enterprise value of the target company as a multiple of last-twelve months revenue of the target company ("LTM Revenue Multiple") and the implied fully-diluted enterprise value of the target company as a multiple of analyst estimates of the next-12 months revenue of the target company ("NTM Revenue Multiple"), as reflected in certain publicly available financial statements, research analyst reports and press releases.

        Based on an analysis of the LTM Revenue Multiples for each of the selected transactions, Qatalyst Partners applied an LTM Revenue Multiple range of 6.3x to 12.6x to NetSuite's last-12 months revenue measured at March 31, 2016. In addition, for the purpose of this analysis, Qatalyst Partners calculated NetSuite's net cash as of March 31, 2016, as reflected in the NetSuite 10-Q. Based on the calculations set forth above and the fully-diluted Shares outstanding (calculated utilizing the treasury stock method) adjusted for restricted stock units, performance stock units and stock options outstanding, as provided by NetSuite management as of July 26, 2016, and assuming cash settlement of convertible debt, this analysis implied a range of per share values for the Shares of approximately $58.52 to $115.61.

        Based on an analysis of the NTM Revenue Multiples for each of the selected transactions, Qatalyst Partners applied an NTM Revenue Multiple range of 5.3x to 10.2x to NetSuite's estimated next-12 months revenue based on the Analyst Projections and measured at March 31, 2016. In addition, for the purpose of this analysis, Qatalyst Partners calculated NetSuite's net cash as of March 31, 2016, as reflected in the NetSuite 10-Q. Based on the calculations set forth above and the fully-diluted Shares outstanding (calculated utilizing the treasury stock method), adjusted for restricted stock units, performance stock units and stock options outstanding, as provided by NetSuite management as of July 26, 2016, and assuming cash settlement of convertible debt, this analysis implied a range of per share values for the Shares of approximately $64.20 to $121.37.

        No company or transaction utilized in the selected transactions analysis is identical to NetSuite or the Offer and the Merger. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of NetSuite, such as the impact of competition on the business of NetSuite or the industry generally, industry growth and the absence of any material adverse change in the financial condition of NetSuite or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the Offer and the Merger, Qatalyst Partners cautioned against placing undue reliance on this information.

Miscellaneous

        In connection with the review of the Offer and the Merger by the Transactions Committee and the NetSuite Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners' view of the actual value of NetSuite. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NetSuite. Any estimates contained in Qatalyst Partners' analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of Shares, other than the LJE Parties, Oracle or any of their respective affiliates, pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the Transactions Committee and the NetSuite Board. These analyses do not purport to be appraisals or to reflect the price at which the Shares might actually trade.

        Qatalyst Partners' opinion and its presentations to the Transactions Committee and the NetSuite Board was one of many factors considered by the Transactions Committee and the NetSuite Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Transactions Committee or the NetSuite Board with respect to the consideration to be received by the holders of Shares pursuant to the Merger Agreement or of whether the Transactions Committee would have been willing to recommend or the NetSuite Board would have been willing to agree to a different consideration. The Offer Price was determined through arm's-length negotiations between NetSuite and the Special Committee of Oracle and was approved by the Transactions Committee and the NetSuite Board. Qatalyst Partners provided advice to NetSuite during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to NetSuite or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger.

        Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of NetSuite, Oracle or certain of their respective affiliates.

        During the three year period prior to the date of Qatalyst Partners' opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and NetSuite or Oracle pursuant to which compensation was received by Qatalyst Partners or its affiliates; however, Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to

NetSuite or Oracle and their respective affiliates for which Qatalyst Partners would expect to receive compensation.

        Under the terms of its engagement letter, Qatalyst Partners provided NetSuite with financial advisory services in connection with a contemplated sale of NetSuite, which includes the proposed Offer and Merger, and for which it will be paid approximately $59 million, $5 million of which became payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, consummation of the Offer. NetSuite has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. NetSuite has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under federal securities law, and certain expenses relating to or arising out of Qatalyst Partners' engagement.

Certain Prospective Financial Information about NetSuite

        NetSuite does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its evaluation of potential strategic alternatives and specifically the Offer and the Merger, however, NetSuite management prepared the NetSuite Projections. The NetSuite Projections were developed under the assumption of continued standalone operation and the NetSuite Projections did not give effect to any changes or expenses as a result of the Offer, the Merger or any other effects of the Offer or the Merger. The NetSuite Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. NetSuite's independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the NetSuite Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

        The table below presents a summary of the NetSuite Projections for the calendar year 2016 through calendar year 2021 as prepared by NetSuite management and provided to the Transactions Committee and the NetSuite Board in their respective evaluations of the Offer and the Merger and to Qatalyst Partners for its use and reliance in connection with its financial analyses and opinion to the Transactions Committee and the NetSuite Board as described under the caption "—Opinion of NetSuite's Financial Advisor." NetSuite did not provide the NetSuite Projections to Oracle, except as otherwise set forth in this section. This summary of the NetSuite Projections is included solely to give NetSuite stockholders access to certain financial projections that were made available to the Transactions Committee, the NetSuite Board and Qatalyst Partners, and is not included in this Schedule 14D-9 to influence a NetSuite stockholder's decision whether to tender Shares in the Offer or for any other purpose.

        The NetSuite Projections for the calendar year 2016 through calendar year 2021 were based on an operating model that NetSuite management prepared and provided to the Transactions Committee, the NetSuite Board and Qatalyst Partners. On July 20, 2016, NetSuite provided a portion of the NetSuite Projections to Oracle. The NetSuite Projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond NetSuite's control. The NetSuite Projections also reflect assumptions as to certain business decisions that are subject to change. The NetSuite Projections were prepared early in the process of consideration of strategic alternatives and were not updated. Given that the NetSuite Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the NetSuite Projections include, but are not limited to, (1) the timing of client renewals, upgrades and expansions and introduction of new products; (2) market acceptance of new products; (3) impact of competitive products and pricing; (4) the effect of regulatory actions; (5) the effect of global economic conditions; (6) fluctuations in foreign currency exchange rates; (7) the cost and effect of changes in tax and other legislation; and (8) other risk factors described in NetSuite's annual report on Form 10-K for the fiscal year ended December 31, 2015, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the NetSuite Projections may be affected by NetSuite's ability to achieve strategic goals, objectives and targets over the applicable period.

        The NetSuite Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on (1) actual results; (2) revised prospects for NetSuite's business; (3) changes in general business or economic conditions; or (4) any other transaction or event that has occurred or that may occur and that was not anticipated when the NetSuite Projections were prepared. In addition, the NetSuite Projections do not take into account any circumstances, transactions or events occurring after the dates on which the NetSuite Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the NetSuite Projections. There can be no assurance that the financial results in the NetSuite Projections will be realized, or that future actual financial results will not materially vary from those in the NetSuite Projections.

        The inclusion of the NetSuite Projections should not be regarded as an indication that NetSuite or any of its affiliates, officers, directors, advisors or other representatives consider the NetSuite Projections to be predictive of actual future events, and the NetSuite Projections should not be relied upon as such. None of NetSuite or its affiliates, officers, directors, advisors or other representatives gives any NetSuite stockholder or any other person any assurance that actual results will not differ materially from the NetSuite Projections. Except as otherwise required by law, NetSuite and its affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the NetSuite Projections to reflect circumstances existing after the dates on which the NetSuite Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the NetSuite Projections are shown to be in error.

        In light of the foregoing factors and the uncertainties inherent in the NetSuite Projections, NetSuite stockholders are cautioned not to place undue, if any, reliance on the NetSuite Projections.

	(in millions, except per share numbers)(1)
	CY2016E ($)	CY2017E ($)	CY2018E ($)	CY2019E ($)	CY2020E ($)	Terminal CY2021E ($)
Revenue	960	1,218	1,533	1,929	2,425	3,023
Non-GAAP Gross Profit(2)	648	830	1,062	1,369	1,754	2,205
Non-GAAP Operating Income(3)	44	61	111	185	285	414
Non-GAAP Net Income(4)	39	52	99	170	267	391
Non-GAAP EPS(5)	0.47	0.62	1.15	1.92	2.93	4.18
Non-GAAP Unlevered Free Cash Flow(6)	107	115	182	279	409	480

(1)
The projected financial data provided in this table has not been updated to reflect NetSuite's current views of its future financial performance, and should not be treated as guidance with respect to projected results for 2016 or any other period.

(2)
Non-GAAP Gross Profit, as used in the NetSuite Projections, excludes expenses related to stock-based compensation and amortization of intangible assets.

(3)
Non-GAAP Operating Income, as used in the NetSuite Projections, excludes expenses related to stock-based compensation, amortization of intangible assets and transaction costs for business combinations.

(4)
Non-GAAP Net Income, as used in the NetSuite Projections, excludes expenses related to stock-based compensation, amortization of intangible assets, transaction costs and employee termination costs related to business combinations, non-cash interest on convertible debt and income tax benefit associated with business combinations.

(5)
Non-GAAP EPS, as used in the NetSuite Projections, excludes expenses related to stock-based compensation, amortization of intangible assets, transaction and employee termination costs related to business combinations, non-cash interest on convertible debt and income tax benefit associated with business combinations and includes dilutive shares where applicable.

(6)
Non-GAAP Unlevered Free Cash Flow is a non-GAAP financial measure calculated by starting with non-GAAP Operating Income (as shown in the table above) and subtracting cash taxes, capital expenditures, investment in working capital and then adding back depreciation expense. Non-GAAP Unlevered Free Cash Flow in terminal year 2021 assumes an effective tax rate of 28%.

Intent to Tender

        To the knowledge of NetSuite, each executive officer and director of NetSuite currently intends to tender all of his or her Shares into the Offer.

        In addition, each of Messrs. Nelson, Goldberg, McGeever and Gill have entered into a Tender and Support Agreement pursuant to which each has agreed, in his capacity as a stockholder of NetSuite, to tender all of his Shares, as well as any additional Shares that he may acquire, to Purchaser in the Offer. See the section captioned "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between NetSuite, Parent, Purchaser and Oracle—Tender and Support Agreements."

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        Except as set forth above, neither NetSuite nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of NetSuite on its behalf in connection with the Offer, the Merger or related matters.

Item 6.    Interest in Securities of the Subject Company

        Other than as set forth below, no transactions with respect to the Shares have been effected by NetSuite or, to the knowledge of NetSuite after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except that each of Messrs. Nelson, Goldberg, McGeever and Gill, each in his capacity as a stockholder of NetSuite, entered into a Tender and Support Agreement, as described under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between NetSuite, Parent, Purchaser and Oracle—Tender and Support Agreements."

Name	Date of Transaction	Number of Shares	Price per Share ($)	Nature of Transaction
William Beane III	6/21/2016	2,556	0.00	Grant of NetSuite RSUs
Deborah Farrington	6/21/2016	2,556	0.00	Grant of NetSuite RSUs
Steven J. Gomo	6/21/2016	2,556	0.00	Grant of NetSuite RSUs
Catherine R. Kinney	6/21/2016	2,556	0.00	Grant of NetSuite RSUs
Kevin Thompson	6/21/2016	2,556	0.00	Grant of NetSuite RSUs
Edward Zander	6/21/2016	2,556	0.00	Grant of NetSuite RSUs
Evan Goldberg	7/15/2016	17,062	79.7206	Sale pursuant to 10b5-1 plan
Evan Goldberg	7/15/2016	2,938	80.233	Sale pursuant to 10b5-1 plan
Evan Golberg	7/20/2016	100,000	0.00	Charitable gift
James McGeever	7/25/2016	25,000	0.00	Charitable gift
James McGeever	7/27/2016	2,284	46.78	Exercise of options
James McGeever	7/27/2016	36,160	90.00	Sale pursuant to 10b5-1 plan
Michael Forman	7/27/2016	1,000	46.78	Exercise of options
Michael Forman	7/27/2016	500	90.00	Sale pursuant to 10b5-1 plan
Michael Forman	7/27/2016	500	95.00	Sale pursuant to 10b5-1 plan
Michael Forman	7/28/2016	500	46.78	Exercise of options
Michael Forman	7/28/2016	500	108.20	Sale pursuant to 10b5-1 plan
James McGeever	8/15/2016	1,250	0.00	Release of NetSuite RSUs
James McGeever	8/15/2016	663	108.776	Sale pursuant to 10b5-1 plan
Marc Huffman	8/15/2016	3,313	0.00	Release of NetSuite RSUs
Marc Huffman	8/15/2016	1,756	108.7354	Sale pursuant to 10b5-1 plan
Evan Goldberg	8/15/2016	20,000	108.7536	Sale pursuant to 10b5-1 plan

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), NetSuite is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of NetSuite's securities by NetSuite, any subsidiary of NetSuite or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving NetSuite or any subsidiary of NetSuite; (3) any purchase, sale or transfer of a material amount of assets of NetSuite or any subsidiary of NetSuite; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of NetSuite.

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

        The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

        The information set forth under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of NetSuite" is incorporated herein by reference.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the "fair value" of their Shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in

Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price.

        Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

  •
  You must deliver to NetSuite (at the address set forth below) a written demand for appraisal of your Shares by the later of: (1) the consummation of the Offer, which we anticipate will be 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, at the beginning of September 15, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was August 18, 2016). The demand must reasonably inform NetSuite of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

  •
  You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of NetSuite who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

        All written demands for appraisal should be addressed to:

  NetSuite Inc.
  2955 Campus Drive, Suite 100
  San Mateo, CA 94403
  (650) 627-1000
  Attention: General Counsel

        The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. NetSuite is under no obligation to, and has no present intention to, file a petition and holders should not assume that NetSuite will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although NetSuite believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Oracle nor NetSuite anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Oracle and NetSuite reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as NetSuite has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to NetSuite a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

        The foregoing summary of the rights of NetSuite's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of NetSuite desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

        As a Delaware corporation, NetSuite is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The NetSuite Board has approved the Tender and Support Agreements, the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, and NetSuite believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted NetSuite from any other "fair price," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation that may be applicable to the Tender and Support Agreements, the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

        NetSuite is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any "control share acquisition," "fair price," "moratorium" or other anti-takeover applicable law becomes or is deemed to be applicable to NetSuite, Parent, Purchaser, the Offer, the Merger, the Tender and Support Agreements or any other transaction contemplated by the Merger Agreement, then each of NetSuite, Parent, Purchaser and their respective board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Oracle and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

        In connection with its approval of the Merger Agreement, the Offer and the Merger, the NetSuite Board adopted a resolution approving the Merger Agreement and the transaction contemplated thereby, including the Offer, the Merger and the Tender and Support Agreements for purposes of

Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the Tender and Support Agreements.

Regulatory Approvals

U.S. Antitrust Laws

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), certain acquisition transactions may not be consummated until certain information and documentary material ("Premerger Notification and Report Form") have been furnished to the U.S. Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC" and, together with the Antitrust Division, the "Antitrust Agencies") and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

        Under the HSR Act, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15 calendar day waiting period following the filing by Oracle of its Premerger Notification and Report Form with respect to the Offer with the Antitrust Agencies or the early termination of the waiting period is granted, unless Oracle receives a request for additional information or documentary material ("Second Request") from the Antitrust Division or FTC. If, within the initial 15 calendar day waiting period, either the Antitrust Division or the FTC issues a Second Request concerning the Offer and the Merger, then the waiting period will expire 10 calendar days after the date that Oracle certifies substantial compliance with the Second Request, unless otherwise extended by court order or with Oracle's consent. The Antitrust Division or FTC may terminate the additional 10 calendar day waiting period before its expiration. Each of Oracle and NetSuite is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Oracle and NetSuite anticipate filing their respective Premerger Notification and Report Forms with the Antitrust Agencies prior to August 26, 2016.

        Complying with a Second Request requires a significant amount of time. Before or after Oracle's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Oracle or NetSuite or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. NetSuite does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Foreign Antitrust Laws

        The acquisition of Shares in the Offer is subject to review by the Austrian Federal Competition Authority ("FCA"). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a four week waiting period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event that the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer or the Merger, the waiting period may be extended for up to five additional months. There can be no assurance that the FCA will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. Oracle filed the required notice form with the FCA prior to the date of this Schedule 14D-9.

        The acquisition of Shares in the Offer is also subject to review by the Commission for the Protection of Competition of the Republic of Cyprus ("CPC"). Pursuant to the Protection of Competition Law No. 13(I)/2008, as amended by Law No. 4(I) of 2014, notification of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a one-month waiting period from the date of receipt of a complete notification and filing fees or from the date on which all necessary additional information has been provided, which may be extended by 14 calendar days. During the initial waiting period, the CPC may clear the transaction or proceed to an investigation, which must be completed within 4 months from the date of receipt of a complete notification and filing fees or from the date on which all necessary additional information has been provided. There can be no assurance that the CPC will accept the filing, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. Oracle filed the required notice form with the CPC prior to the date of this Schedule 14D-9.

        If the FCA, CPC or any foreign governmental authority initiates an action to block the Offer or the Merger and an order is issued prohibiting the Offer or the Merger, Oracle and NetSuite may not be obligated to consummate the Offer or the Merger.

Stockholder Approval of the Merger Not Required

        Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of NetSuite's stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of NetSuite, please see NetSuite's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and NetSuite's Quarterly Reports on Form 10-Q for the three months ended March 31, 2016, and June 30, 2016.

Forward-Looking Statements

        This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that NetSuite expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: (1) the anticipated timing of filings and approvals relating to the Transactions, including approvals under the HSR Act; (2) the expected timing of the completion of the Transactions; (3) the ability to complete the Transactions considering the various closing conditions; (4) projections or forecasts of earnings; (5) the expected benefits and costs of the Transactions; (6) management plans relating to the Transactions and future operations; (7) any expectation or belief; and (8) any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in NetSuite's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, NetSuite will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with NetSuite's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.    Exhibits

        The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated August 18, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission (the "SEC") by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on August 18, 2016 (the "Schedule TO")).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement, dated August 18, 2016 (incorporated by reference to Exhibit (A)(1)(F) to the Schedule TO).
(a)(5)(A)	Press Release issued by NetSuite Inc. on July 28, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on August 1, 2016).
(a)(5)(B)	Press Release issued by Oracle Corporation on July 28, 2016 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).
(a)(5)(C)	FAQ issued by Oracle Corporation on July 28, 2016 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(5)(D)
Overview and Frequently Asked Questions for External Use issued by NetSuite Inc. on July 28, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on July 28, 2016).
(a)(5)(E)	Letter to Customers issued by NetSuite Inc. on July 29, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on July 29, 2016).
(a)(5)(F)	Frequently Asked Questions by Employees issued by NetSuite Inc. on July 29, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by NetSuite Inc. on July 29, 2016).
(a)(5)(G)	Transaction Timing Materials (incorporated by reference to Schedule 14D-9 filed with the SEC by NetSuite Inc. on August 11, 2016).

(e)(1)	Agreement and Plan of Merger, among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and Oracle Corporation, dated as of July 28, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on August 1, 2016).
(e)(2)	Confidentiality Agreement, effective as of May 5, 2016, between NetSuite Inc. and Oracle Corporation, as amended and restated on July 20, 2016.
(e)(3)	Exclusivity Agreement, dated as of July 15, 2016, between the Transactions Committee, on behalf of NetSuite Inc. and the Special Committee, on behalf of Oracle Corporation.
(e)(4)	Form of Tender and Support Agreement among OC Acquisition LLC, Napa Acquisition Corporation and the stockholder party thereto.
(e)(5)	Tender and Support Agreement, dated as of July 28, 2016, among OC Acquisition LLC, Napa Acquisition Corporation and NetSuite Restricted Holdings LLC.
(e)(6)
Amended and Restated Certificate of Incorporation of the NetSuite Inc. (incorporated by reference to Exhibit 3.2 to the Form S-1 filed with the SEC by NetSuite Inc. on July 2, 2007 (Registration No. 333-144257)).
(e)(7)	Amended and Restated Bylaws of NetSuite Inc. (incorporated by reference to Exhibit 3.14 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on March 21, 2014).
(e)(8)
NetSuite Inc. 1999 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Form S-1 filed with the SEC by NetSuite Inc. on July 2, 2007 (Registration No. 333-144257)).
(e)(9)
NetSuite Inc. 2007 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on August 13, 2008 (File No. 001-33870) and Exhibits 10.1 to 10.3 to the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on May 7, 2012).
(e)(10)	2008 Executive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on May 1, 2008 (File No. 001-33870)).
(e)(11)	2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC by NetSuite Inc. on October 15, 2015).
(e)(12)	NetSuite Inc. 2016 Equity Incentive Plan (incorporated by reference to Appendix A to the Schedule 14A filed with the SEC by NetSuite Inc. on April 29, 2016).
(e)(13)
Severance and Change of Control Agreement by and between the NetSuite Inc. and Zachary Nelson, effective December 24, 2008 (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009).
(e)(14)
Severance and Change of Control Agreement by and between the NetSuite Inc. and Evan M. Goldberg, effective December 24, 2008 (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009 (File No. 001-33870)).

(e)(15)	Severance and Change of Control Agreement by and between the NetSuite Inc. and James McGeever, effective December 24, 2008 (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009 (File No. 001-33870)).
(e)(16)
Severance and Change of Control Agreement by and between the NetSuite and Douglas P. Solomon, effective December 24, 2008 (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 13, 2009 (File No. 001-33870)).
(e)(17)
Severance and Change of Control Agreement by and between NetSuite Inc. and Marc Huffman, effective May 1, 2014 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on May 6, 2014).
(e)(18)	Form of Severance Agreement Waiver between NetSuite Inc. and the employees party thereto.
(e)(19)
Form of Indemnification Agreement between NetSuite Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Form S-1 Registration filed with the SEC by NetSuite Inc. on July 2, 2007 (Registration No. 333-144257)).
(e)(20)
Offer Letter Agreement by and between NetSuite Inc. and Zachary Nelson, effective July 1, 2007 (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Form S-1 filed with the SEC by NetSuite Inc. on October 30, 2007 (Registration No. 333-144257)).
(e)(21)
Offer Letter Agreement by and between NetSuite Inc. and Evan M. Goldberg, effective July 1, 2007 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Form S-1 filed with the SEC by NetSuite Inc. on October 30, 2007 (Registration No. 333-144257)).
(e)(22)
Offer Letter Agreement by and between NetSuite Inc. and James McGeever, effective March 2, 2011 (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the SEC by NetSuite Inc. on March 3, 2011 (File No. 001-33870)).
(e)(23)
Letter Agreement by and between Marc Huffman and NetSuite Inc. effective May 1, 2014 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by NetSuite Inc. on May 6, 2014).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.
By:	/s/ ZACHARY NELSON
	Name:	Zachary Nelson
	Title:	Chief Executive Officer
	Date:	August 18, 2016

ANNEX A

July 27, 2016

Transactions Committee of the Board of Directors
and the Board of Directors
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, California 94403-2511

Members of the Transactions Committee of the Board of Directors and the Board of Directors:

        We understand that NetSuite Inc. (the "Company"), OC Acquisition LLC ("Parent"), Napa Acquisition Corporation, a wholly owned subsidiary of Parent ("Merger Subsidiary"), and, solely with respect to the performance of its obligations set forth in Section 3.06, Section 10.07, Section 10.08 and Section 10.15, Oracle Corporation ("Ultimate Parent"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 27, 2016 (the "Merger Agreement"), pursuant to which, among other things, Merger Subsidiary will make a tender offer (the "Offer") to purchase any and all of the issued and outstanding shares of the common stock of the Company ("Company Common Stock") at a price per share of $109.00 (the "Offer Price") in cash and, after acquiring shares of Company Common Stock pursuant to the Offer, will merge with and into the Company (the "Merger," and together with the Offer, the "Transaction"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each share of Company Common Stock outstanding immediately prior to the Effective Time, other than shares held by the Company as treasury stock or owned by Ultimate Parent, Parent, Merger Subsidiary or any subsidiary of the Company and shares as to which dissenters' rights have been perfected, will be converted into the right to receive the Offer Price in cash. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the consideration to be received by the holders of Company Common Stock, other than the LJE Parties (as defined in the Merger Agreement), Ultimate Parent or any of their respective affiliates (the "Holders"), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

        For purposes of the opinion set forth herein, we have reviewed a draft, dated as of July 27, 2016, of the Merger Agreement (the "Draft Merger Agreement"), certain related documents and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward-looking information relating to the Company prepared by management of the Company, including financial projections and operating data of the Company (the "Company Projections"). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and we performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the Draft Merger Agreement, without any modification, waiver or delay. We also have assumed that the final executed Merger Agreement will not differ in any material respect from the Draft Merger Agreement reviewed by us. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party (other than Ultimate Parent) with respect to an acquisition, business combination or other extraordinary transaction involving the Company.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company or Ultimate Parent pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company or Ultimate Parent and their respective affiliates for which we would expect to receive compensation.

        Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Ultimate Parent or certain of their respective affiliates.

        This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Transactions Committee of the Board of Directors and the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender its shares of Company Common Stock pursuant to the Offer or any other matter and does not in any manner address the price at which Company Common Stock will trade at any time.

        Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to such consideration.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

/s/ QATALYST PARTNERS LP

QATALYST PARTNERS LP

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.